082-34925

AR/S
6-30-09

~~Ask Funding Limited~~

(Formerly Impact Capital Limited)

ABN 22 094 503 385

Annual report
for the year ended 30 June 2009

[redacted]

09047060

Ask Funding Limited ABN 22 094 503 385
Annual report - 30 June 2009

Lodged with the ASX under listing Rule 4.3A

Contents

Directors' report

Your directors present their report on the consolidated entity (referred to hereafter as the Group) consisting of Ask Funding Limited (formerly Impact Capital Limited) and the entities it controlled at the end of, or during, the year ended 30 June 2009.

1 Directors

The directors of the Company at any time during or since the end of the financial year are:

Mr Kenneth R Rich B Com, MBA, PNA
Chairperson and Independent Non-Executive Director. Age 64.

Experience and expertise
Independent non-executive director since 24 January 2005 and chairperson since 1 July 2006.

Mr Rich is a business and financial management specialist. He is a director of Rich & Co Pty and a former director of Horwath Motor Industry Services Pty Ltd. He is a member of the Australian Institute of Company Directors and the Institute of Management Consultants.

Other current listed company directorships
Nil

Former listed company directorships in last 3 years
Nil

Special responsibilities
Chairperson of Audit Committee.
Member of Remuneration Committee.
Member of Risk Management Committee.
Member of Nomination Committee.

Mr Russell E Templeton LLB
Managing Director and Chief Executive Officer. Age 53.

Experience and expertise
Executive director and Chief Executive Officer since 16 November 2004.

Mr Templeton has been in practice as a lawyer for over twenty years, has extensive commercial and litigation experience and has also:

- been involved with a network of legal practitioners;
- owned licensed commercial agencies;
- been consultant to and then Chief Operating Officer and Chief Executive Officer of Collection House Limited, an ASX listed debt portfolio manager.

Other current listed company directorships
Nil

Former listed company directorships in last 3 years
Nil

Special responsibilities
Managing Director and Chief Executive Officer.
Member of Nomination Committee.

---

1 Directors (continued)

Mr Lawrence J Litzow FCA, ACIS
Independent Non-Executive Director. Age 75.

Experience and expertise
Independent non-executive director since 16 November 2004. Company Secretary from 16 November 2004 to 30 June 2007.

Mr Litzow is a Chartered Accountant who has been in private practice for over 40 years and managing partner for six years. He is a private equity investor and a director and secretary of ASX listed companies. His directorships and industry expertise include minerals and exploration, property and construction, pharmaceutical, information technology, media and marketing and financial services.

Mr Litzow has also been a committee member advising the Commonwealth Minister for Small Business regarding innovation and chairing a sub-committee reporting on small business taxation reform. He consults and advises on matters such as IPO's and economic loss assessments for courts of law.

Mr Litzow has resigned as director effective from close of business on 21 August 2009.

Other current listed company directorships
Diatreme Resources Limited from January 2002.
Superior Resources Limited from 2005 - company listed in November 2007.

Former listed company directorships in last 3 years
Tamawood Limited, June 2000 to March 2006.

Special responsibilities
Chairman of Risk Management Committee.
Member of Audit Committee.
Member of Nomination Committee.

Mr John W Laurie B Ec, FCPA
Independent Non-Executive Director. Age 74.

Experience and expertise
Independent non-executive director since 21 August 2004.

Mr Laurie is Chairperson of Twilight House Ltd, and a director of a number of private investment companies. His directorships and industry experience include construction materials, agriculture, transport, contracting, aged care and retirement facilities, entertainment and housewares.

Other current listed company directorships
Pacific Enviromin Limited (formerly Techstar Limited) from January 2000.

Former listed company directorships in last 3 years
Nil

Special responsibilities
Chairman of Remuneration Committee.
Member of Audit Committee.
Member of Nomination Committee.

---

1 Directors (continued)

Ms Alison Hill B Com, MBA, CA, FFin
Alternate Director for Mr Russell Templeton, Chief Financial Officer and Company Secretary. Age 43

Experience and expertise
Alternate Director for Mr Russell Templeton since 26 June 2009.

Ms Hill holds a Bachelor of Commerce (Accountancy) from Canterbury University, New Zealand, and an MBA from Griffith University, Queensland. She is a Chartered Accountant with more than 20 years experience in public and private companies in New Zealand, Europe, and Australia including positions as Group Treasurer with Evans Deakin Industries Limited and Deputy CFO of Collection House Limited. Ms Hill is also CFO and Company Secretary for the Group.

Other current listed company directorships
Nil

Former listed company directorships in last 3 years
Nil

Special responsibilities
Member of the Risk Committee

2 Company Secretary

Ms Alison Hill, B Com, MBA, CA, FFin, was appointed to the position of Company Secretary on 19 December 2006. Ms Hill has a Graduate Diploma in Applied Corporate Governance and is an associate member of the Institute of Chartered Secretaries of Australia. Ms Hill is also the Chief Financial Officer for the Group and was appointed to the board as Alternate Director for Mr Russell Templeton on 26 June 2009.

3 Meetings of directors

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

					Meetings of committees					
	Board Meetings		Audit Committee Meetings		Remuneration Committee Meetings		Nomination Committee Meetings *		Risk Management Committee Meetings	
	A	B	A	B	A	B	A	B	A	B
Mr Kenneth Rich	15	15	4	4	2	2	*	*	3	3
Mr Russell Templeton	15	15	**	**	**	**	*	*	**	**
Mr Lawrence Litzow	13	15	3	4	**	**	*	*	2	3
Mr John Laurie	14	15	4	4	2	2	*	*	**	**
Ms Alison Hill	***	***	**	**	**	**	**	**	3	3

A = Number of meetings attended
B = Number of meetings held during the time the director held office or was a member of the committee during the year
* = Nomination Committee matters have been on the agenda and considered as part of 7 of the 15 Board Meetings held throughout the year.
** = Not a member of the relevant committee
*** = Appointed as Alternate Director to Mr Russell Templeton at the last Board meeting of the year.

4 Directors' and executive officers' remuneration report (Company and Consolidated) - audited
The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration
B Details of remuneration
C Service contracts
D Share-based compensation
E Consequences of performance on shareholder wealth.

The information provided in this remuneration report has been audited as required by section 308(3C) of the *Corporations Act 2001.*

A Principles used to determine the nature and amount of remuneration - audited
The objectives of the Group's executive compensation strategy are to ensure:
(i) it attracts and retains executives with qualifications, experience and industry knowledge appropriate to support the continued success of the business and creation of shareholder value; and

The strategy, implemented through a combination of fixed remuneration and short and long term incentives, aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market practice for delivery of reward. The Board ensures that the executive compensation strategy satisfies the following key criteria for good reward and governance practices:

- competitiveness and reasonableness;
- acceptability to shareholders;
- performance linkage; and
- transparency.

The strategy ensures alignment to shareholder's interests by:

- having operating profit as a core component of plan design;
- focuses on sustained growth in shareholder wealth, and delivering consistent return on assets as well as focusing the executive on key non-financial drivers of value; and
- attracting and retaining high caliber executives.

It also ensures alignment to the interests of executives by;

- rewarding capability and experience
- reflecting competitive reward for contribution to growth in shareholder wealth;
- providing a clear structure for earning rewards; and
- providing recognition for contribution.

The Board has established a remuneration committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors. The Corporate Governance Statement provides further information on the role of this committee.

Non-executive directors
Total compensation for all non-executive directors, last voted upon by shareholders at the Annual General Meeting held on 21 November 2007, is not to exceed $250,000 per annum with that sum to be divided amongst the directors in such manner and proportion as they agree. Non-executive directors do not receive any performance-linked compensation. Director's fees cover all main board activities including membership of board committees.

Fixed Compensation
Compensation consists of fixed compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits), as well as any applicable employee contributions to superannuation funds.

Fixed compensation levels are reviewed annually by the remuneration committee to ensure that this component is commensurate with the market worth of the executive role and appropriately reflects the position of the individual within the role having regard to qualifications, experience and capabilities. There are no guaranteed fixed compensation increases included within the contractual arrangements with any key management personnel.

Performance-linked compensation, including consequence of performance on shareholders wealth
Performance linked compensation includes short-term and long-term incentives, and is designed to reward key management personnel for meeting or exceeding annual corporate performance and individual financial and personal objectives. The short-term incentive (STI) is an 'at risk' bonus provided in the form of cash, while the long-term incentive (LTI) is provided as options over the ordinary shares of the Company under the rules of the Executive Share Option Plan (see note 29 to financial statements).

4 Directors' and executive officers' remuneration report (Company and Consolidated) - audited (continued)

A Principles used to determine the nature and amount of remuneration - audited (continued)

(a) Short-term incentives

On an annual basis, a short-term incentive pool is made available to executives excluding the Managing Director and CEO. This pool is distributed amongst relevant executives, as a cash bonus, by measurement against a pre-determined operating profit target and dependent on the accountabilities of the role, impact on organisational and team performance, and achievement of individual objectives such that the incentive is leveraged for performance above the threshold to provide an incentive for out-performance.

The use of a profit target ensures the variable reward is only available when value has been created for shareholders and when profit generated is consistent with the business strategy. For the year ended 30 June 2009 short-term incentives were considered but because the business strategy adopted for the year was that of consolidation, no incentive pool was made available. The maximum short-term incentive opportunity for the previous year was $100,000 per relevant executive.

(b) Long-term incentives

Long-term incentives are provided to executives by the issue of options over ordinary shares of the Company.

The inclusion of share price hurdles as qualifying conditions for the exercise of options is considered by the remuneration committee as a reasonable means for ensuring the reward is only available to executives when real and sustained value is delivered to shareholders.

No options have been issued in the current year. However the terms of the options previously issued as long-term incentives are set out on pages 11 - 12.

(c) Other benefits

Key management personnel can receive a proportion of their fixed compensation as non-cash benefits under the terms and conditions of their appointment. Non-cash benefits typically include the provisions of items which may be taxed on a concessional basis for FBT purposes. Key management personnel are also entitled to salary sacrifice fixed compensation as additional superannuation contributions.

B Details of remuneration (Audited)

The key management personnel of the Group are the directors of Ask Funding Limited and those executives that report directly to the Managing Director and CEO being:

- B Lyle - General Counsel
- B Gebauers - General Manager - Compliance and Special Projects*
- A Hill - Chief Financial Officer and Company Secretary

* B Gebauers was appointed as General Manager Compliance and Special Projects on 1 March 2008. Prior to this appointment he was the company's Chief Operating Officer. Amounts shown in the following table include all Mr Gebauers' remuneration during the relevant reporting period, whether as the General Manager Compliance and Special Projects or Chief Operating Officer.

4 Directors' and executive officers' remuneration report (Company and Consolidated) - audited (continued)

B Details of remuneration (Audited) (continued)

Details of the remuneration of the directors, each of the named Company executives who receive the highest remuneration and other key management personnel (as defined in AASB 124 Related Party Disclosures) are set out in the following table.

		Short-term employee benefits				Post-employment benefits	Other long-term		Equity-settled share-based payments		S300A(1)(e)(i) proportion of remuneration performance related %	S300A(1)(e)(vi) Value of options as proportion of remuneration %
Name		Cash salary and fees (i) $	STI Cash bonus (ii) $	Non monetary benefits (iii) $	Total $	Super-annuation $	$	Termination benefits $	Options (iv) $	Total $	%	%
Non-executive directors												
K Rich	**2009**	**36,697**	-	-	**36,697**	**3,303**	-	-	-	**40,000**	**- %**	**- %**
	2008	36,697	-	-	36,697	3,303	-	-	-	40,000	- %	- %
L Litzow	**2009**	**29,000**	-	-	**29,000**	-	-	-	-	**29,000**	**- %**	**- %**
	2008	29,000	-	-	29,000	-	-	-	-	29,000	- %	- %
J Laurie	**2009**	**29,000**	-	-	**29,000**	-	-	-	-	**29,000**	**- %**	**- %**
	2008	29,000	-	-	29,000	-	-	-	-	29,000	- %	- %
Executive directors												
R Templeton, Managing Director and CEO	**2009**	**502,123**	-	**5,600**	**507,723**	**43,409**	-	-	**66,210**	**617,342**	**10.7 %**	**10.7 %**
	2008	460,437	-	5,546	465,983	38,871	-	-	60,507	565,361	10.7 %	10.7 %
A Hill, Chief Financial Officer and Company Secretary (Alternate for R Templeton)	**2009**	**219,813**	-	-	**219,813**	**19,912**	-	-	**12,651**	**252,376**	**5.0 %**	**5.0 %**
	2008	208,575	-	-	208,575	18,054	-	-	11,627	238,256	4.9 %	4.9 %
Other key management personnel												
B Lyle, General Counsel	**2009**	**231,422**	-	-	**231,422**	**21,082**	-	-	**12,651**	**265,155**	**4.8 %**	**4.8 %**
	2008	236,526	-	-	236,526	19,245	-	-	11,627	267,398	4.3 %	4.3 %
B Gebauers, General Manager Compliance and Special Projects	**2009**	**195,662**	-	**5,600**	**201,262**	**17,197**	-	-	**10,121**	**228,580**	**4.4 %**	**4.4 %**
	2008	184,846	-	5,546	190,392	17,133	-	-	9,301	216,826	4.3 %	4.3 %

* A Hill was appointed as Alternate Director to Mr Russell Templeton on 26 June 2009. Amounts shown above include all Ms Hill's remuneration during the reporting period.

(i) includes salary, salary sacrificed benefits (excluding superannuation) and leave provisions.

(ii) STI relates to performance in the current financial year.

(iii) includes the value of goods and services provided including fringe benefits tax.

(iv) The fair value of the options is calculated using Black-Scholes and Binomial option pricing models and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options recognised in this reporting period.

4 Directors' and executive officers' remuneration report (Company and Consolidated) - audited (continued)

C Service contracts - audited

The Group has formalised service contracts with each key management person. The service contracts, excluding that of the Managing Director and CEO, are unlimited in term but are capable of termination with between 3 and 24 months notice, where the Group retains the right to terminate the contract immediately by making payment equal to 100 per cent of base salary for the relevant period in lieu of notice. The key management personnel are also entitled to receive on termination of their employment their statutory entitlements of accrued annual and long service leave together with any superannuation benefits.

The service contracts outline the components of compensation paid but do not prescribe how compensation levels are modified year to year. Compensation levels are reviewed by the remuneration committee to take into account cost of living changes, changes (if any) to the scope of the role performed by the key management person and any changes required to meet the principles of the compensation policy.

Mr Russell Templeton, the Managing Director and CEO, has a contract of employment dated 2 July 2007 with the Group. The contract specifies the duties and obligations to be fulfilled by the Chief Executive Officer. The contract is unlimited in term but is capable of termination with 6 months notice by Mr Templeton or 24 months notice by the Group or in specific circumstances 30 months notice. The Group retains the right to terminate the contract immediately by making payment equal to 100 per cent of base salary for the relevant period in lieu of notice. Mr Templeton is entitled to receive on termination of his employment his statutory entitlements of accrued annual and long service leave together with any superannuation benefits, but has no entitlement to termination pay in the event of removal for misconduct.

The Group has not entered into any formal service contracts with its non-executive directors.

D Share-based compensation - audited

Options over the ordinary shares of Ask Funding Limited are granted under the terms of the Ask Funding Limited Executive Option Plan which was approved by shareholders at the annual general meeting held on 21 November 2007. The Executive Option Plan is designed to provide long-term incentives for executives, including executive directors, to deliver long-term shareholder returns. Under the plan, executives are granted options which only vest if the executive completes a specified period of service. The plan states that the determination of the exercise conditions are at the discretion of the directors and will depend on:

- the relevant Executive or the Company satisfying an objective performance criteria;
- the Company's Share price on the Australian Securities Exchange Limited reaching a certain price; or
- other performance criteria determined by the Directors

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

Name	Number of options granted	Grant date	Fair value per option at grant date ($)	Exercise price per option ($)	Date exercisable	Expiry date	Exercise hurdle share price ($)
Executive directors							
R Templeton	370,000	23/11/2007	0.154	0.600	23/11/2008	23/11/2012	0.80
	370,000	23/11/2007	0.144	0.600	23/11/2009	23/11/2012	1.10
	370,000	23/11/2007	0.136	0.600	23/11/2010	23/11/2012	1.50
A Hill	50,000	23/11/2007	0.221	0.645	23/11/2008	23/11/2012	0.80
	50,000	23/11/2007	0.213	0.645	23/11/2009	23/11/2012	1.10
	50,000	23/11/2007	0.174	0.645	23/11/2010	23/11/2012	1.50
Other key management personnel							
B Lyle	50,000	23/11/2007	0.221	0.645	23/11/2008	23/11/2012	0.80
	50,000	23/11/2007	0.213	0.645	23/11/2009	23/11/2012	1.10
	50,000	23/11/2007	0.174	0.645	23/11/2010	23/11/2012	1.50
B Gebauers	40,000	23/11/2007	0.221	0.645	23/11/2008	23/11/2012	0.80
	40,000	23/11/2007	0.213	0.645	23/11/2009	23/11/2012	1.10
	40,000	23/11/2007	0.174	0.645	23/11/2010	23/11/2012	1.50

Options granted under the plan carry no dividend or voting rights.

The exercise price of options is determined by the directors but is no less than the volume weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five trading days immediately before the options are granted or such other price as approved by shareholders in general meeting.

4 Directors' and executive officers' remuneration report (Company and Consolidated) - audited (continued)

D Share-based compensation - audited (continued)

The Group as part of its Share Trading Policy prohibits those executives including executive directors, that are granted share-based payments as part of their remuneration from entering into other arrangements that limit their exposure to losses that would result from share price decreases. The Group requires all relevant executives to sign annual declarations of compliance with this policy throughout the period.

Details of options over ordinary shares in the Company that were granted as compensation to each key management person during the reporting period and details on options that vested during the reporting period are as follows:

Name	Number of options granted during the year		Number of options vested during the year	
	2009	2008	2009	2008
Executive directors				
R Templeton	-	370,000	**370,000**	-
	-	370,000	-	-
	-	370,000	-	-
A Hill	-	50,000	**50,000**	-
	-	50,000	-	-
	-	50,000	-	-
Other key management personnel				
B Lyle	-	50,000	**50,000**	-
	-	50,000	-	-
	-	50,000	-	-
B Gebauers	-	40,000	**40,000**	-
	-	40,000	-	-
	-	40,000	-	-

The assessed fair value at grant date of options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using Black-Scholes and Binomial option pricing models that take into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

E Consequences of performance on shareholder wealth - audited

Performance of Ask Funding Limited

As outlined above, one of the objectives of the Group's executive compensation strategy is to ensure the reward provided to executives is aligned to growth in shareholder value in both the short and long term.

STI results and payments

In determining the use of operating profit before tax as the key driver for STI rewards in the current financial year, the remuneration committee considered both profit performance over the past three financial years and the essential role of executive reward in driving the operational performance of the Group and delivering real and sustained increases in shareholder value.

The following table shows increases achieved in underlying business growth despite the decision not to make available any short-term incentive pool in the current financial year.

	Year ended 30 June 2009 $	Year ended 30 June 2008 $	Year ended 30 June 2007 $	Year ended 30 June 2006 $
Earnings				
Net interest and fee income	12,470,659	8,960,903	5,961,692	2,833,398
Net operating profit before tax *	4,993,814	3,950,431	2,511,126	64,235
EPS	0.054	0.030	(0.005)	0.002
Shareholder value				
Share price	0.180	0.495	0.665	0.400
Dividends (paid/declared)	-	-	-	-

* Adjusted in 2008 and 2007 for gain / loss on sale and dilution and impairment relating to the Company's investment in Impact Holdings (UK) Plc.

4 Directors' and executive officers' remuneration report (Company and Consolidated) - audited (continued)
E Consequences of performance on shareholder wealth - audited (continued)

Shareholder value and earnings history is provided only in respect of the financial years since the reverse acquisition of Ask Funding Limited.

LTI result
In determining the use of the Company's share price as an appropriate performance hurdle for the exercise of vested options, the remuneration committee recognised that this was a key indicator of shareholder value.

Details of remuneration: cash bonuses and options
For each cash bonus and grant of options included in the tables on pages 10 and 11, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the service criteria is set out below. The options vest over next two years provided the vesting conditions are met (see page 11 above).

	STI Cash bonus		LTI Options					
Name	**Paid %**	**Forfeited %**	**Year granted**	**Vested %**	**Forfeited %**	**Financial years in which options may vest**	**Number granted**	**Number of options vested during 2009**
R Templeton	-	-	2008	100	-	2009	370,000	370,000
			2008	-	-	2010	370,000	-
			2008	-	-	2011	370,000	-
A Hill	-	-	2008	100	-	2009	50,000	50,000
			2008	-	-	2010	50,000	-
			2008	-	-	2011	50,000	-
B Lyle	-	-	2008	100	-	2009	50,000	50,000
			2008	-	-	2010	50,000	-
			2008	-	-	2011	50,000	-
B Gebauers	-	-	2008	100	-	2009	40,000	40,000
			2008	-	-	2010	40,000	-
			2008	-	-	2011	40,000	-

These options whilst vested can't be exercised until the qualifying share price is reached.

No terms of equity-settled share-based payment transactions (including options and rights granted as compensation to a key management person) have been altered or modified by the issuing entity during the reporting period or the prior period.

5 Principal activities
The principal activities of the Group during the course of the financial year were outlay funding and presettlement lending to claimants awaiting settlement of injuries, matrimonial or estate litigation in Australia and New Zealand.

In July 2008 the Group established an incorporated legal practice, Arc Legal Pty Ltd, the principal activity of which is the provision of legal assessment and recovery services. These services to date have only been provided to other members of the consolidated group.

There were no significant changes in the nature of the activities of the Group during the year.

6 Review of operations
Overview of the consolidated entity
Notwithstanding sustained demand for all products during the year, the deterioration in asset values and in particular property, has been such that the Group adopted a conservative approach and moderated the rate of lending in its matrimonial and estate lending products.

Whilst this strategy has resulted in an increase in the gross loan book of only 4 percent to $66.9 million, the consolidated operating profit before tax has increased to $5.0 million reflecting the Group's focus on cost control and risk mitigation. Furthermore the Group has successfully operated within the constraints of its current available capital and as a result of strong cash inflows in the last six months has reduced its net debt at 30 June 2009 by $1.7 million to $42.4 million of the $55.5 million facility available.

6 Review of operations (continued)
This has resulted in the declaration of a maiden dividend of 1.3 cents per share (fully-franked) from current year profits which is to be paid on 19 November 2009.

Review of financial performance and position
Consolidated operating profit after tax
For the year ended 30 June 2009 the consolidated net profit attributable to members was $3.5 million which represents a significant increase of 84 percent from the prior year profit after tax of $1.9 million.

The prior year profit included a loss on the sale of the remainder of the Company's passive investment in Impact Holdings (UK) Plc of $0.81 million. No non-operating profits or losses are attributable to the current year profit.

Earnings per share increased to 5.4 cents.

Profit from operations
The Group's operations have performed well in light of the difficult economic conditions that prevailed for the majority of the financial year resulting in an operating profit before tax of $5.0 million which represents a 25 percent increase when compared with the operating profit before tax and sale of UK investment of $4.0 million in the prior year.

Consolidated gross interest and fee income was up 31 percent to $16.2 million from $12.4 million previously, reflecting both an increased margin and an increased average gross loan book of $65.7 million compared to $52.0 million in the prior year.

Interest expense increased by only $0.4 million to $3.8 million as the effect of the increase in average gross debt from $35 million in the prior year to $45.0 million was partially offset by the reduction in average base funding costs (BBSW) experienced in the current year. At the end of the financial year the base funding cost, including costs of the Interest Rate Swap, was 351bps.

The amount provisioned for impaired loans increased significantly to $2.2 million from $0.3 million in the prior year reflecting the prudent and conservative approach taken by the Group in light of the deterioration in the economy; the resultant drop in asset values; corresponding increase in bankruptcies and spike in unemployment rates. The difficult economic conditions experienced in Australia and New Zealand during the financial year has led to an increase in specific exposures despite strict adherence to lending policies and procedures.

Additionally loan recovery costs of $0.4 million have been incurred (2008: nil) which represent additional resources deployed in the course of loan recovery actions and other costs incurred to enhance the Group's security position, the benefit of which is expected to be more completely reflected in future reporting periods.

Other cash expenses have increased by 6 percent over the prior year which reflects ongoing strategic investments in marketing platforms and IT systems.

Capital structure and gearing
Consolidated interest bearing debt at the end of the financial year was $45.0 million (2008: $45.0 million) which represents 63 percent of book assets (2008: 65 percent) and a gearing ratio of 63 percent (2008: 68 percent). A further $10.5 million of the debt facility was unutilised at 30 June 2009. This level of gearing is considered appropriate given the Group's business model and the relative liquidity of the Group's assets.

Consolidated net assets
Consolidated net assets have increased to $24.6 million from $21.0 million in the prior year.

Cash flows
Consolidated cash flows from operations were a net outflow for the year of $0.4 million. The apparent deterioration from the prior year (net inflow of $0.2 million) is due to a significant amount of tax paid in the current year ($2.2 million) as the Group changed from an annual to a quarterly installment basis. These cash flows will normalise in the coming financial year.

Shareholder returns
As a result of the significant increase in profitability, the directors have recommended the payment of a final dividend from current year profits of 1.3 cents per share fully franked.

7 Significant changes in the state of affairs
There have been no significant changes in the state of affairs of the consolidated group during the year other than as dealt with in this report.

8 Dividends - Ask Funding Limited
No dividends were paid or declared during the year.

Dividends - Ask Funding Limited (continued)

Subsequent to the balance sheet date the directors have recommended the payment of a fully franked final ordinary dividend of $847,000 (1.3 cents per share) from current year profits. The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2009 and will be recognised in subsequent financial reports.

9 Events subsequent to reporting date

Other than referred to above, in the interval between the end of the financial year and the date of this report, no transaction or event of a material and unusual nature has arisen, which in the opinion of the directors of the Company is likely to significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

10 Likely developments and expected results of operations

The Group will continue to pursue its policy of increasing its profitability and market share, particularly in respect of its Personal Injury and Outlay Funding products within Australia during the next financial year.

Further information about likely developments in the operations of the Group and the expected results of those operations in future financial years has not been included in this report as disclosure of the information would be likely to result in unreasonable prejudice to the Group.

11 Share options

Options granted to directors and officers of the Company

Unissued shares under options

Unissued ordinary shares of Ask Funding Limited under option at the date of this report are as follows:

		Ask Funding Limited	
Date Options granted	**Expiry date**	**Exercise price of options**	**Number of shares under option**
23 November 2007	23 November 2012	$0.645	420,000
23 November 2007	23 November 2012	$0.600	1,110,000
			1,530,000

No options have been granted since the end of the financial year.

Shares issued on exercise of options

During or since the end of the financial year, the Group has not issued any ordinary shares as a result of the exercise of options.

12 Directors' interests

The relevant interest of each director in the shares, debentures, interests in registered schemes and rights or options over such instruments issued by the companies within the Group and other related bodies corporate, as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, at the date of this report is as follows:

	Ask Funding Limited	
	Ordinary shares	**Options over ordinary shares**
K Rich	100,000	-
R Templeton	1,944,270	1,110,000
L Litzow	2,480,000	-
J Laurie	85,000	-
A Hill (Alternate for R Templeton)	162,607	150,000

13 Earnings per share

	2009 Cents	2008 Cents
(a) Basic earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the company	**5.4**	3.0
(b) Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the company	**5.4**	3.0

14 Indemnification and insurance of officers and auditors

During the financial year Ask Funding Limited paid a premium to insure the directors and officers of the Company and of the Group against liabilities incurred by such an officer to the extent permitted by the Corporations Act 2001. The officers of the Group covered by the insurance policy include any person acting in the course of duties for the Group who is or was a director, secretary or executive officer as well as senior executive staff. The contract of insurance prohibits the disclosure of the nature of the liability and the amount of the premium.

The Company has agreed to indemnify its directors and the directors of its controlled entities against any liability to another person (other than the Company or a related body corporate) that may arise from their position as directors of the Company and as directors of its controlled entities, except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

The Company has not entered into any agreement with their current auditors, KPMG, indemnifying against claims from third parties arising from their report on the annual report, or their position as auditor.

15 Non-audit services

During the year KPMG, the Company's auditor, has performed certain other services in addition to their statutory duties.

The board has considered the non-audit services provided during the year by the auditor and in accordance with written advice provided by resolution of the audit committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the audit committee to ensure they do not impact the integrity and objectivity of the auditor; and
- the non-audit services provided do not undermine the general principles relating to auditor independence as set out in APES 110 Code Of Ethics For Professional Accountants, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

15 Non-audit services (continued)

Details of the amounts paid to the auditor of the Company, KPMG, and its related practices for audit and non-audit services provided during the year are set out below. In addition, amounts paid to other auditors for the statutory audit have been disclosed:

	Consolidated	
	2009	2008
	$	$
1. Audit services		
Auditors of the Company		
KPMG Australia:		
Audit and review of financial reports	**117,075**	108,887
Overseas KPMG firms:		
Audit and review of financial reports	**1,615**	2,013
Total remuneration for audit services	**118,690**	110,900
2. Services other than statutory audit		
Other assurance services		
KPMG Australia:		
Compliance assurance services	**22,000**	22,000
Other services		
KPMG Australia:		
Taxation compliance services	**16,048**	8,635
Corporate advisory services	**1,826**	197,036
Overseas KPMG firms:		
Taxation compliance services	**3,754**	2,844
Other advisory services	**10,982**	-
Total remuneration for audit-related services	**54,610**	230,515

16 Lead auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 18.

This report is made in accordance with a resolution of directors.



Kenneth R Rich
Director

Brisbane, 21 August 2009

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001 to the directors of Ask Funding Limited (formerly Impact Capital Limited)

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2009, there have been:

(a) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

Jillian Richards

Jillian Richards
Partner

Brisbane, 21 August 2009

Corporate governance statement

This statement outlines the main corporate governance practices in place throughout the financial year which comply with the ASX Corporate Council recommendations unless otherwise stated.

The board of directors
The board operates in accordance with the broad principles set out in its charter. The charter details the board's composition and responsibilities and establishes those functions which are delegated to management and can be located on the Corporate Governance information section of the Company's website (www.askfunding.com.au).

Role of the board
The board's primary role is the creation and protection of sustainable shareholder value. To fulfill this role the board is responsible for the overall corporate governance of the group including:

- charting the corporate strategy and financial objectives of the group and ensuring appropriate resources are available for their implementation;
- monitoring the implementation of those policies and strategies and the achievement of those financial objectives;
- monitoring compliance with control and accountability systems, regulatory requirements and ethical standards;
- ensuring the preparation of accurate financial reports and statements;
- reporting to shareholders and the investment community on the performance and state of the Group; and
- reviewing on a regular and continuing basis:
  - executive remuneration;
  - executive succession planning; and
  - executive development activities.

The board has formally delegated responsibility for the day to day operation and administration of the Group and the implementation of the corporate strategy to the Managing Director and the senior executives. These delegations are reviewed on an annual basis.

Composition of the board
The charter states that the board membership is determined using the following principles:

- a majority of independent directors;
- a mix of directors from different backgrounds with an appropriate range of skills and experience who are able to competently deal with current and emerging business issues;
- a sufficient number of directors to serve on various committees without overburdening the directors or making it difficult to fully discharge their responsibilities;
- directors who have the time available to undertake the responsibilities and can effectively review, challenge and critique the performance of management; and
- the Chair must be an independent director who is appointed by the majority of the other directors.

Directors' independence
An independent director is a director who is not a member of management (a non-executive director) and who:

- holds less than five percent of the voting shares of the Company and is not an officer of, or otherwise associated, directly or indirectly, with a shareholder of more than five percent of the voting power of the Company;
- has not within the last three years been employed in an executive capacity by the Company or another Group member, or been a director after ceasing to hold any such employment;
- within the last three years has not been a principal or employee of a material professional adviser or a material consultant to the Company or any other Group member;
- is not a material supplier or customer of the Company or any other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
- has no material contractual arrangements with the Company or any other Group member other than as a director of the Company; and
- is free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's independent exercise of their judgement.

Board members
Details of the members of the board, their experience, expertise, qualifications, period of office and their independence status are set out in the Directors' Report under the heading of Directors.

At the date of signing the Directors' Report, there were three non-executive directors, two of whom have no relationship adversely affecting independence as set out in the principles above. Mr Litzow has had dealings with the Company as disclosed in note 23(d) to the financial report however these were not of a value or significance that adversely affects his independence.

Chair and Managing Director
The Chair is responsible for leading the board, ensuring directors are properly briefed in all matters relevant to their role and responsibilities, facilitating board discussions and managing the board's relationship with the company's senior executives.

The Managing Director is responsible for management of the day to day activities of the Group and implementation of the corporate strategy, financial objectives and policies.

Induction
The Company has an informal process to educate new directors about the nature of the business, financial position, current issues, corporate strategy and the expectations of the group concerning performance of directors. This process enables them to actively participate in board decision making as soon as possible.

Performance assessment
The nomination committee undertakes an annual assessment of the collective performance of the Board and that of individual directors and of the committees by examining the appropriate mix of skills to ensure maximum effectiveness and contribution to the results. The results and any action plans are documented together with any specific goals which may be agreed to in respect of the coming year. An assessment in accordance with this process was undertaken in June 2008.

The board considers the results of the assessments of individual directors in the endorsement of directors seeking re-election by shareholders. Such endorsement is not automatic and considers the current and future needs of the Company.

The nomination committee is also responsible for undertaking an annual assessment of the Managing Director and of the Company Secretary which last took place in August 2008 and August 2009 respectively.

The Managing Director is responsible for undertaking an annual review of the performance of senior executives which last took place in August 2008.

Independent professional advice
Each director has the right, in connection with their duties and responsibilities, to seek independent professional advice from a suitably qualified adviser at the Group's expense. The director must obtain the Chair's approval of the fee payable for the advice before proceeding with the consultation.

Conflict of interests
Mr Litzow and an entity related to Mr Templeton had business dealings with the Company during the year as described in note 23(d) to the financial report. In accordance with the board Charter, the directors concerned declared their interest to the board and took no part in decisions relating to them or in preceding discussions.

Board committees
The board has established a number of committees to assist in the execution of its duties and to allow detailed consideration of complex issues. Current committees of the board are the nomination, remuneration and audit committees.

Each committee has its own written charter setting out its role and responsibilities, composition, structure, membership requirements and the manner in which the committee is to operate. All of these charters are reviewed on an annual basis and are available on the Company's website.

All of the matters determined by the committees are submitted to the full board as recommendations for board decisions. Minutes of the committee meetings are tabled at the subsequent board meeting.

Nomination committee
The board as a whole currently comprises the nomination committee and meets annually on these matters unless otherwise required. The number of times the committee met during the year and committee members' attendance record is disclosed in the table of directors' meetings on page 7.

The nomination committee operates in accordance with its charter which is available on the Company's website. The main responsibilities of the committee are to:

- reviewing board succession plans and evaluating desirable competencies for board members;
- determining the selection criteria when a board vacancy exists or a need for particular skills is deemed necessary;
- identifying potential candidates, culminating in the recommendation of the most suitable candidate;
- undertaking the annual assessment of the collective performance of the board; and
- undertaking the annual assessment of the performance of individual directors, Managing Director and Company Secretary.

The board appoints the most suitable candidate who must stand for election at the next annual general meeting of the company. Notices for meetings for the election of directors comply with the ASX Corporate Governance Council's best practice recommendations.

The terms and conditions of the appointment of directors are set out in a letter of appointment, including expectations of attendance and preparation for all board meetings, minimum hourly commitment and if required the appointments to other boards. All new directors participate in the induction process outlined above.

Remuneration committee
The remuneration committee consists of the following independent non-executive directors:
Mr John Laurie (Chair)
Mr Kenneth Rich

The remuneration committee meets at least twice per year or as otherwise required. The number of times the committee met during the year and the committee members' attendance record is disclosed in the table of directors' meetings on page 7.

The remuneration committee operates in accordance with its charter which is available on the Company's website. The main responsibilities of the committee are to:

- review and make specific recommendations to the board on remuneration packages and other terms of employment applicable to executive directors, other senior executives and non-executive directors;
- review of targets and performance indicators, both on an individual and corporate basis, to ensure that the short and long term incentive components of remuneration packages which are contingent upon achievement of such targets, are consistent with the Group's remuneration strategy;
- review of the performance of senior executives in the prior year to determine whether the performance targets and objectives have been met and where applicable the level of payout; and
- review of terms of share option and other incentives schemes and fringe benefit policies.

Further information on directors' and executives' remuneration, including principles used to determine remuneration, is set out in the Directors' Report under the heading Directors' and executive officers' remuneration report.

In accordance with Group policy, participants in equity-based remuneration plans are not permitted to enter into any transactions that would limit the economic risk of options or other unvested entitlements. Details of this policy can be found in the "Share Trading Policy" which is available on the Company's website.

Audit committee
The audit committee consists of the following independent non-executive directors:
Mr Kenneth Rich (Chair)
Mr John Laurie
Mr Lawrie Litzow (resigned 21 August 2009)

Details of these director's qualifications and attendance at audit committee meetings are set out in the Directors' report on pages 5 to 7. All members of the committee are financially literate and have an appropriate understanding of the industry in which the Company operates. Mr Rich is a Professional National Accountant and Mr Litzow is a Chartered Accountant.

The audit committee operates in accordance with a charter which is available on the Company's website. The main responsibilities of the committee are to:

- review and assess the annual and half year financial reports and other financial information published by the Group or released to the market. This includes approving new accounting policies to ensure compliance with Australian Accounting Standards (AASBs) and assessing whether the financial information is adequate for shareholder needs;
- assist the board, in conjunction with the risk committee, in reviewing the corporate risk assessment processes and internal control systems to ensure they deal with both the effectiveness and efficiency of operations, the reliability of financial information and compliance with applicable laws and regulations;
- recommend to the board the appointment, removal and remuneration of external auditors, reviewing their terms of engagement and the scope and quality of the audit and provide a forum for effective communication between the board and the external auditor;
- consider the independence of the external auditor on an on-going basis;
- review and approve the level of non-audit services provided by the external auditors and ensure it does not adversely impact on auditor independence;
- review and monitor related party transactions and assess their propriety; and
- report to the board on matters relevant to the committee's role and responsibilities.

In fulfilling its responsibilities, the audit committee:

- receives regular reports from management and the external auditors;
- meets with the external auditors at least twice a year and provides the opportunity for additional meetings separately without the presence of management;
- reviews any significant disagreements between the external auditors and management, irrespective of whether they have been resolved; and
- reviews the processes the Managing Director and CFO have in place to support their certifications to the board.

External auditors
The Group's and audit committee policy is to appoint external auditors who clearly demonstrate quality and independence and the performance of the external auditor is reviewed annually. KPMG was appointed as the external auditor of the Company for the year ended 30 June 2006. It is KPMG's policy to rotate the audit engagement partners on listed companies every five years. Accordingly the first rotation of audit engagement partner will occur in the financial year ending 30 June 2011.

An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Directors' report under the heading of "Non-audit services" and also in note6 to the financial report. It is the policy of the external auditors to provide an annual declaration of their independence to the audit committee.

The external auditor will attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Risk management committee
The board has established a separate committee to oversee the establishment, implementation and annual review of the Group's Risk Management System which is designed to identify, assess, manage and monitor all material business risks.

The risk management committee consists of persons with the relevant experience, qualifications and skills in the business of the Group, its industry and business generally and therefore is not limited to independent non-executive directors. The members of the risk management committee during the year were:
Mr Lawrie Litzow (Chair) - Independent non-executive director (resigned 21 August 2009)
Mr Kenneth Rich - Independent Non-Executive Director
Mr Brian Gebauers - General Manager, Compliance & Special Projects
Ms Alison Hill - Chief Financial Officer and Company Secretary

The risk management committee operates in accordance with a charter which is available on the Company's website. The main responsibilities of the committee are to:

- approve frameworks, systems and policies with respect to risk assessment and management in respect of, but not limited to material strategic, operational, financial, legal and reputational risks;
- oversee compliance systems, policies and procedures by which management ensures its legal obligations are met; and
- in conjunction with the audit committee, to oversee internal control systems and procedures to ensure the safeguarding of assets, maintenance of financial records and data contained therein, and identification of significant threats including fraud.

Considerable importance is placed on maintaining a strong control environment. There is an organisation structure with clearly drawn lines of accountability and delegation of authority. Adherence of the Code of Conduct (refer below) is required at all times and the board actively promotes a culture of quality and integrity. Formal performance appraisals are conducted at least annually for all employees. Training and development and appropriate remuneration and incentives with regular performance reviews create an environment of cooperation and constructive dialogue with employees and senior management.

Control procedures exist which cover management and financial reporting, health and safety, compliance and other management issues. Each senior manager reports on compliance with these procedures as applicable to their business unit on a quarterly basis to the risk management committee and to the board. The risk management committee was however delayed in its review and provision of the annual summary on risk management effectiveness and will be providing this report to the Board as an output from the next scheduled committee meeting.

The risk management committee meets four times per year or as otherwise required. The number of times the committee met during the year and the committee members' attendance record is disclosed in the table of directors' meetings on page 7.

Corporate reporting
The Managing Director and the Chief Financial Officer have made the following declarations to the board:

- that the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and Group and are in accordance with the relevant accounting standards; and

- that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board and that the Company's risk management and internal compliance control is operating efficiently and effectively in all material respects in relation to financial reporting risks.

Environmental regulation
The Group's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. However, the board believes that the Group has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the Group.

Greenhouse gas and energy data reporting requirements
The Group's operations are not subject to the reporting requirements of either the Energy Efficiency Opportunities Act 2006 or the National Greenhouse and Energy Reporting Act 2007. The Group will continue to monitor the relevant legislation to ensure it meets any operational and reporting requirements as and when they become applicable to its activities.

Code of Conduct
The Group has developed a Code of Conduct (the Code) which has been fully endorsed by the board and applies to all directors and employees. The Code is regularly reviewed and updated as necessary to ensure it reflects the highest standards of behaviour and professionalism and the practices necessary to maintain confidence in the Group's integrity and to take into account legal obligations and reasonable expectations of the Company's stakeholders.

In summary, the Code requires that all personnel of the Group act, at all times, with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and group policies. The Code requires employees who are aware of unethical practices within the Group or breaches of the Code to report these using the procedure outlined within the Code. All reports remain anonymous.

The Code of Conduct is set out in the Employee Handbook and is discussed with each new employee as a part of their induction training. The Code is available on the Company's website.

Trading in general Company securities by directors and employees
The Group has established a Share Trading Policy which has been fully endorsed by the board and applies to all directors and employees. This policy is regularly reviewed and updated as necessary to ensure it reflects the practices necessary to maintain confidence in the Group's integrity and to take into account legal obligations and reasonable expectations of the Company's stakeholders.

The key elements of the Group's Share Trading Policy are:
- the prohibition from trading in the Company's securities:
  - while in possession of unpublished price-sensitive information concerning the Company;
  - during specified "trading blackout" periods; and
  - for short term speculative gains;
- the prohibition from entering into transactions in financial products which operate to limit the economic risk of both vested or unvested holdings in the Company's securities including, without limitation, any hedging or similar arrangement in respect of unvested entitlements or restricted entitlements held or granted under any equity based remuneration scheme; and
- the prohibition from entering into any stock lending or similar arrangement in relation to holdings of the Company's securities by directors and senior executives.

The Share Trading Policy is set out in the Employee Handbook and is discussed with each new employee as a part of their induction training. Directors and senior executives are asked to sign an annual declaration confirming their compliance with the policy. The Share Trading Policy is available on the Company's website.

Communication with shareholders
The Group has a policy on information disclosure that focus on continuous disclosure of any information concerning the group that a reasonable person would expect to have a material effect on the price of the Company's securities. This policy also includes the arrangements the Company has in place to promote communicate with shareholders and encourage effective participation at general meetings. The Disclosure and Communications Policy is available on the Company's website.

The board has nominated the Managing Director and the Company Secretary as being responsible for communications with the Australian Securities Exchange (ASX), investing community and media. This includes the responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the relevant parties.

The Company's website provides a link to the ASX's company reporting platform such that all information disclosed to ASX is available from the website as soon as it is disclosed to the ASX, including all material used in presentations to analysts providing updates on the Group's operations.

The board encourages full participation of shareholders at general meetings of the Company to ensure a high level of accountability and identification with the Group's strategy and goals.

	Notes	Consolidated 2009 $	Consolidated 2008 $	The Company 2009 $	The Company 2008 $
Interest income		**14,489,814**	11,369,572	**14,000,084**	10,893,518
Interest expense		**(3,764,177)**	(3,391,130)	**(3,764,177)**	(3,391,118)
Net interest income		**10,725,637**	7,978,442	**10,235,907**	7,502,400
Fee income		**1,745,022**	982,461	**1,690,857**	947,335
Other operating gains / (losses)	5	**-**	(807,817)	**306,639**	(727,791)
Expenses					
Employee benefits expense		**(2,902,399)**	(2,846,372)	**(2,835,587)**	(2,807,028)
Depreciation and amortisation expense		**(102,933)**	(121,522)	**(106,219)**	(121,029)
Impairment of loans and advances		**(2,152,462)**	(300,249)	**(1,925,296)**	(350,519)
Loan documentation expenses		**(17,500)**	(4,000)	**(17,500)**	(4,000)
Loan recovery expenses		**(356,015)**	-	**(620,152)**	-
Marketing expenses		**(620,792)**	(444,053)	**(589,789)**	(394,368)
Occupancy expenses		**(264,506)**	(245,745)	**(256,086)**	(239,654)
General and administrative expenses		**(812,633)**	(942,859)	**(2,600,252)**	(922,355)
IT development expenses		**(96,288)**	-	**(96,288)**	-
Other expenses		**(151,317)**	(96,228)	**(150,770)**	(95,517)
Change in fair value of investments	11	**-**	(9,444)	**-**	(9,444)
Profit before income tax		**4,993,814**	3,142,614	**3,035,464**	2,778,030
Income tax expense	7	**(1,449,128)**	(1,215,473)	**(908,132)**	(1,107,126)
Profit for the period		**3,544,686**	1,927,141	**2,127,332**	1,670,904

	Notes	Cents	Cents
Earnings per share			
Basic earnings per share	8	**5.4**	3.0
Diluted earnings per share	8	**5.4**	3.0

The above income statements should be read in conjunction with the accompanying notes.

Consolidated	**Contributed equity $**	**Translation reserve $**	**Hedging reserve $**	**Share based payments reserve $**	**Retained profits $**	**Total $**
Balance at 1 July 2007	18,361,097	1,534	-	-	747,874	19,110,505
Exchange differences on translation of foreign operation	-	(156,540)	-	-	-	(156,540)
Net income/(expense) recognised directly in equity	-	(156,540)	-	-	-	(156,540)
Profit for year	-	-	-	-	1,927,141	1,927,141
Total recognised income and expense for the year	-	(156,540)	-	-	1,927,141	1,770,601
Employee share options - value of employee services	-	-	-	93,062	-	93,062
Balance at 30 June 2008	18,361,097	(155,006)	-	93,062	2,675,015	20,974,168
Balance at 1 July 2008	18,361,097	(155,006)	-	93,062	2,675,015	20,974,168
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	(12,354)	-	-	(12,354)
Exchange differences on translation of foreign operation	-	2,078	-	-	-	2,078
Net income/(expense) recognised directly in equity	-	2,078	(12,354)	-	-	(10,276)
Profit for year	-	-	-	-	3,544,686	3,544,686
Total recognised income and expense for the year	-	2,078	(12,354)	-	3,544,686	3,534,410
Employee share options - value of employee services	-	-	-	101,634	-	101,634
Balance at 30 June 2009	18,361,097	(152,928)	(12,354)	194,696	6,219,701	24,610,212

The Company	**Contributed equity** $	**Hedging reserve** $	**Share based payments reserve** $	**Retained profits/ (losses)** $	**Total** $
Balance at 1 July 2007	24,580,445	-	-	(7,620,418)	16,960,027
Profit for year	-	-	-	1,670,904	1,670,904
Total recognised income and expense for the year	-	-	-	1,670,904	1,670,904
Employee share options - value of employee services	-	-	93,062	-	93,062
Balance at 30 June 2008	24,580,445	-	93,062	(5,949,514)	18,723,993
Balance at 1 July 2008	24,580,445	-	93,062	(5,949,514)	18,723,993
Effective portion of changes in fair value of cash flow hedges	-	(12,354)	-	-	(12,354)
Net income/(expense) recognised directly in equity	-	(12,354)	-	-	(12,354)
Profit for year	-	-	-	2,127,332	2,127,332
Total recognised income and expense for the year	-	(12,354)	-	2,127,332	2,114,978
Employee share options - value of employee services	-	-	101,634	-	101,634
Balance at 30 June 2009	24,580,445	(12,354)	194,696	(3,822,182)	20,940,605

The statements of changes in equity should be read in conjunction with the accompanying notes.

Ask Funding Limited
Balance sheets
As at 30 June 2009

	Notes	Consolidated 2009 $	Consolidated 2008 $	The Company 2009 $	The Company 2008 $
ASSETS					
Cash and cash equivalents	9	**1,801,409**	724,952	**1,774,135**	712,857
Net loans and advances	10	**64,911,646**	64,084,500	**62,443,677**	61,341,351
Other financial assets	11	**-**	-	**4,883,321**	4,883,321
Trade and other receivables	12	**1,188,326**	1,055,490	**2,885,022**	2,784,270
Deferred tax assets	13	**923,159**	622,957	**906,531**	606,539
Property, plant and equipment		**147,329**	188,596	**147,329**	190,982
Intangible assets	14	**1,587,078**	1,146,493	**632,708**	193,055
Other assets	15	**789,913**	952,654	**780,954**	948,656
Total assets		**71,348,860**	68,775,642	**74,453,677**	71,661,031
LIABILITIES					
Trade and other payables	16	**761,068**	673,571	**7,539,766**	5,809,217
Interest-bearing loans and borrowings	17	**44,890,630**	45,455,757	**44,890,630**	45,455,757
Derivative financial instruments	18	**17,649**	-	**17,649**	-
Income tax payable	19	**827,936**	1,333,116	**827,936**	1,333,034
Employee benefits	20	**241,365**	339,030	**237,091**	339,030
Total liabilities		**46,738,648**	47,801,474	**53,513,072**	52,937,038
Net assets		**24,610,212**	20,974,168	**20,940,605**	18,723,993
EQUITY					
Contributed equity		**18,361,097**	18,361,097	**24,580,445**	24,580,445
Reserves		**29,414**	(61,944)	**182,342**	93,062
Retained profits/(losses)		**6,219,701**	2,675,015	**(3,822,182)**	(5,949,514)
Total equity		**24,610,212**	20,974,168	**20,940,605**	18,723,993

The above balance sheets should be read in conjunction with the accompanying notes.

Ask Funding Limited
Cash flow statements
For the year ended 30 June 2009

	Notes	Consolidated 2009 $	Consolidated 2008 $	The Company 2009 $	The Company 2008 $
Cash flows from operating activities					
Interest and fees received		**11,009,437**	7,492,797	**10,712,443**	6,964,566
Interest paid		**(4,091,970)**	(2,332,672)	**(4,091,969)**	(2,332,661)
Payments to suppliers and employees		**(5,067,596)**	(4,053,243)	**(4,864,199)**	(3,942,765)
		1,849,871	1,106,882	**1,756,275**	689,140
Income taxes paid		**(2,249,106)**	(860,000)	**(2,249,106)**	(860,000)
Net cash (outflow) inflow from operating activities	30	**(399,235)**	246,882	**(492,831)**	(170,860)
Cash flows from investing activities					
Payments for leasehold improvements, plant and equipment		**(17,720)**	(165,999)	**(17,720)**	(165,999)
Payments for other assets		**(145,850)**	(641,507)	**(145,850)**	(641,507)
Payments for intangible assets		**(301,429)**	(221,631)	**(301,429)**	(221,631)
Loans to (from) controlled entities		**-**	-	**382,604**	(1,404,633)
Proceeds from disposal of investment held for sale		**-**	237,864	**-**	237,864
Proceeds from sale of property, plant and equipment		**58,300**	-	**58,300**	-
Net funds advanced to clients					
Loans advanced to clients		**(30,795,753)**	(46,885,450)	**(30,471,187)**	(45,741,882)
Loans repaid by clients		**32,915,955**	27,661,270	**32,287,372**	26,808,813
Loans purchased from third party		**-**	(1,538,344)	**-**	-
Net cash (outflow) inflow from investing activities		**1,713,503**	(21,553,797)	**1,792,090**	(21,128,975)
Cash flows from financing activities					
Proceeds from borrowings		**4,000,000**	47,500,000	**4,000,000**	47,500,000
Repayment of borrowings		**(4,000,000)**	(27,500,000)	**(4,000,000)**	(27,500,000)
Payment of transaction costs		**(237,981)**	(284,819)	**(237,981)**	(284,819)
Net cash (outflow) inflow from financing activities		**(237,981)**	19,715,181	**(237,981)**	19,715,181
Net increase (decrease) in cash and cash equivalents		**1,076,287**	(1,591,734)	**1,061,278**	(1,584,654)
Cash and cash equivalents at the beginning of the financial year		**724,952**	2,318,752	**712,857**	2,297,511
Effects of exchange rate changes on cash and cash equivalents		**170**	(2,066)	**-**	-
Cash and cash equivalents at end of year	9	**1,801,409**	724,952	**1,774,135**	712,857

The above cash flow statements should be read in conjunction with the accompanying notes.

Contents of the notes to the financial statements

1 Significant accounting policies

Ask Funding Limited (formerly Impact Capital Limited) (the 'Company') is a company domiciled in Australia. The consolidated financial statements of the Company as at and for the year ended 30 June 2009 comprise the Company and its subsidiaries (together referred to as the 'Group') and the Group's interest in associates. The Company changed its name from Impact Capital Limited to Ask Funding Limited on 26 November 2008.

The financial report was authorised for issue by the directors on 21 August 2009.

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards ('AASB's) (including Australian Interpretations) adopted by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001. The consolidated financial report of the Group and the financial report of the Company comply with International Financial Reporting Standards ('IFRS's') and interpretations adopted by the International Accounting Standards Board.

(i) Reverse acquisition accounting

The consolidated financial statements have been prepared using reverse acquisition accounting. In reverse acquisition accounting, the cost of the business is deemed to have been incurred by the legal subsidiary (the acquirer for accounting purposes) in the form of equity instruments issued to the owners of the legal parent (the acquiree for accounting purposes).

The consolidated financial statements from 1 July 2005, the date of the reverse acquisition, are issued in the name of Ask Funding Limited (formerly Impact Capital Limited) as legal parent, but represent a consolidation of the financial statements of the legal subsidiary ACN 109 006 126 Pty Ltd (formerly Impact Funding Limited) and its controlled entities as follows:

- the assets and liabilities of the legal subsidiary are recognised and measured in the consolidated financial statements at their pre-combination carrying amounts;
- the retained earnings and other equity balances recognised in the consolidated financial statements are the retained earnings and other equity balances of the legal subsidiary immediately before the business combination; and
- the amount recognised as issued equity instruments are determined by adding to the issued equity of the legal subsidiary immediately before the business combination, the cost of the combination.

(ii) Functional and presentation currency

These consolidated financial statements are presented in Australian dollars, which is the Company's functional currency and the functional currency of the majority of the group.

(iii) Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except for available for sale financial assets, assets classified as held for sale, other financial assets, derivative financial instruments and share-based payments which are measured at fair value.

(iv) Early adoption of standards and interpretations

The group has not elected to adopt any accounting standards or amendments to standards or interpretations issued prior to the date of this report where application is not mandatory for the year ended 30 June 2009.

(v) Critical accounting estimates

The preparation of financial statements in conformity with AASB's requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(vi) Application

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements and have been applied consistently by Group entities.

1 Significant accounting policies (continued)

(b) Principles of consolidation

(i) Subsidiaries
Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

In the Company's financial statements, investments in subsidiaries are carried at cost.

(ii) Transactions eliminated on consolidation
Intra-group balances and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(c) Foreign currency

(i) Foreign currency transactions
Transactions in foreign currencies are translated to the functional currencies of Group entities at the respective exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to functional currency at the foreign exchange rate at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated to the functional currency using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates ruling at the dates the fair value was determined.

(ii) Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Australian dollars at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to Australian dollars at rates approximating the exchange rates at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in the foreign currency translation reserve which is a separate component of equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised directly in equity in the Translation Reserve.

(d) Financial instruments

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group's contractual rights to the cashflows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales are accounted for at trade date ie. the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group's obligations specified in the contract expire or are discharged or cancelled.

(i) Non-derivative financial instruments
Non-derivative financial instruments comprise investments in equity securities, trade and other receivables, loans and advances, cash and cash equivalents, borrowings, and trade and other payables.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalent for the purpose of the statement of cash flows.

Accounting for income and expenses from non-derivative financial instruments is discussed at note 1(n) and 1(o).

Non-derivative financial instruments are recognised initially at fair value, plus for instruments not at fair value through profit and loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as below.

1 Significant accounting policies (continued)

(d) Financial instruments (continued)

- *Financial assets at fair value through profit or loss*

A financial instrument is classified as at fair value through profit or loss if it is acquired principally for the purpose of selling in the short term or if so designated by management. Upon initial recognition the financial instrument is measured at fair value. Subsequent changes therein are recognised in profit or loss. Attributable transaction costs are recognised in profit or loss when incurred.

- *Available-for-sale financial assets*

Financial instruments classified as being available-for-sale are stated at fair value, with any resultant gain or loss being recognised directly in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

- *Loans and advances*

Loans and advances are measured at amortised cost using the effective interest method less any impairment losses.

(ii) Derivative financial instruments

The Group holds derivative financial instruments to hedge its interest rate risk exposure. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss is accounted for as described below:

- *Hedging*

On entering into a hedging relationship, the Group formally designates and documents the hedge relationship and the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in off setting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk.

Such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been effective throughout the financial reporting periods for which they are designated.

- *Cash flow hedges*

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in profit or loss.

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.

When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges other than those described above, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship, but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs.

If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

1 Significant accounting policies (continued)

(e) Share Capital

(i) Ordinary shares
Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any related income tax benefit.

(ii) Dividends
Dividends are recognised as a liability in the period in which they are declared.

(f) Fair value measurement

A number of the Group's accounting policies and disclosures require the determination of fair value for financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the methods as below.

(i) Financial instruments traded in an active market
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date.

(ii) Financial instruments not traded in an active market
The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date.

(iii) Other receivables and trade payables
The nominal value less estimated credit adjustments of other receivables and trade payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(iv) Share-based payment transactions
The fair value of employee share options is measured using the Black-Scholes and Binomial option pricing models. Measurement inputs include the exercise price of the instrument, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. Service and non-market conditions attached to the transactions are not taken into account in determining fair value.

(v) Loans and advances
The fair value of loans and advances is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(vi) Derivatives

The fair value of interest rate swaps is calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

(g) Amortised cost measurement

The amortised cost is the amount at which a financial asset or liability is measured at initial recognition, minus principal repayments, plus or minus the cumulative amortisation using the effective interest rate method of any difference between the initial amount recognised and the maturity amount minus any reduction for impairment.

(h) Property, plant and equipment

(i) Owned assets
Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised within "other income" in profit or loss.

1 Significant accounting policies (continued)

(h) Property, plant and equipment (continued)

(ii) Subsequent costs
The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other costs are recognised in the income statement as an expense as incurred.

(iii) Depreciation
Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The range of depreciation rates used for each class of asset, in the current and comparative periods, are as follows:

Furniture and fittings	7.5 - 30%
Office equipment	11 - 40%

The residual value, if not insignificant, is reassessed annually.

(i) Intangible assets

(i) Goodwill
Goodwill and negative goodwill arises on the acquisition of subsidiaries, associates and joint ventures. Goodwill represents the excess of the cost of the acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), it is recognised immediately in profit or loss.

Goodwill is measured at cost less any accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.

(ii) Other intangible assets
Other intangible assets that are acquired by the Group, which have finite lives, are measured at cost less accumulated amortisation and accumulated impairment losses.

(iii) Subsequent expenditure
Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure including expenditure on internally generated goodwill and brands is recognised in profit or loss when incurred.

(iv) Amortisation
Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use.

The estimated useful lives in the current and comparative periods are as follows:

Computer software	2.5 to 5 years

(j) Assets (or disposal groups) held for sale

Assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale.

Immediately before classification as held for sale, the measurement of the assets is brought up to date in accordance with applicable accounting standards. Then, on initial classification as held for sale, assets are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

1 Significant accounting policies (continued)

(k) Impairment

(i) Financial assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

All impairment losses are recognised in profit and loss. Any cumulative loss in respect of an available-for-sale financial asset previously recognised in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii) Impairment of Loans and Advances

Impairment losses on loans and advances are determined on a case by case basis. Each borrower is subjected to a regular and intensive assessment for the identification and quantification of impairment. Following this assessment, if there is evidence that a loan or advance is impaired, then a specific impairment is raised. The amount of the specific impairment is based on the carrying amount of the loan or advance, including the security held, and the present value of expected future cash flows. Any subsequent write-offs are then made against the specific provision for unrecoverable loans.

(iii) Non-financial assets
The carrying amount of the Group's non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that have an indefinite useful life, recoverable amount is estimated at each reporting date.

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. Impairment losses are recognised in the profit and loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Impairment losses, other than in respect of goodwill, are reversed when there is an indication that the impairment loss has decreased or no longer exist and if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(l) Employee benefits

(i) Short-term benefits
Liabilities for employee benefits for wages, salaries and annual leave represent present obligations resulting from employees' services provided to reporting date, are calculated at undiscounted amounts based on remuneration wage and salary rates that the Group expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax. Non-accumulating non-monetary benefits, are expensed based on the net marginal cost to the Group as the benefits are taken by the employees.

1 Significant accounting policies (continued)

(l) Employee benefits (continued)

A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii) Defined contribution superannuation funds
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution superannuation funds are recognised as an expense in the income statement when they are due.

(iii) Share-based payments
The fair value of options granted under the Ask Funding Limited Executive Option Scheme is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest, except for those that fail to vest due to market conditions not being met.

(iv) Profit-sharing and bonus plans
A provision is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(m) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be reliably estimated, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(n) Revenue

(i) Interest income
Interest income is recognised in the income statement using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to the carrying amount of the financial asset. The calculation of the estimated future cash receipts includes ascertainable fees received and transaction costs directly attributable to the acquisition or issue of the financial asset, as well as any discounts or premiums.

The effective interest rate is established on initial recognition of the financial asset and is not revised subsequently.

(ii) Fee income
Fee income, including account servicing and reassessment fees are recognised as the related services are performed.

Notwithstanding the fact that company policy is to determine all fees received by reference to reimbursement of actual costs, for accounting purposes ascertainable fees received are recognised as interest income under the effective interest rate method.

(iii) Dividend income
Dividend income is recognised when the right to receive the income is established, which in the case of quoted securities is the ex-dividend date.

(o) Expenses

(i) Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

(ii) Interest expense
Interest expense is calculated using the effective interest method. Borrowing costs are expensed as incurred and included in interest expense.

1 Significant accounting policies (continued)

(p) Income tax

Income tax expense comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse based on the laws that have been enacted or substantially enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(i) Tax consolidation

The Company and its wholly owned Australian resident subsidiaries are part of a tax-consolidated group. As a consequence, all members of the tax-consolidated group are taxed as a single entity. The head entity within the tax-consolidated group is Ask Funding Limited.

Current tax expense, deferred tax assets and deferred tax liabilities arising from the temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts of the assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognised by the company as amounts payable (receivable) to / (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised. Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

(ii) Nature of tax funding arrangements and tax sharing arrangements

The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to / from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable / (payable) equal in amount to the tax liability (asset) assumed. The inter-entity receivables / (payables) are at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity in conjunction with other members of the tax-consolidated group has also entered into a tax-sharing agreement. The tax-sharing agreement provides for the determination of the allocation of the income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

1 Significant accounting policies (continued)

(q) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(r) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effect of all dilutive potential ordinary shares which comprises convertible notes and share options granted to employees.

(s) Segment reporting

A segment is a distinguishable component of the group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group's primary format for segment reporting is based on geographic segments.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The allocations recognise that whilst costs may have been incurred by the Group, they may relate to the operating activities of another geographical segment. Unallocated items comprise corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(t) New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2009 reporting periods. The Group's and the Company's assessment of the impact of these new standards and interpretations is set out below.

(i) AASB 8 Operating Segments
AASB 8 will be applicable for reporting periods beginning on or after 1 January 2009. AASB 8 requires adoption of a 'management approach' to reporting on financial performance, whereby the information being reported will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The adoption of AASB 8 is likely to result in an increase in the number of reportable segments reported in note 4 of the financial report.

(ii) Revised AASB 101 Presentation of Financial Statements
The revised AASB 101 will be applicable for annual reporting periods beginning on or after 1 January 2009 and introduces as a financial statement the "statement of comprehensive income" and makes changes to the statement of changes in equity, but will not affect the recognition, measurement or disclosure of transactions and events that are required by other AASBs. If an entity has made a prior period adjustment of has reclassified items in the financial statements, it will need to disclose a third balance sheet, this one being as at the beginning of the comparative period.

1 Significant accounting policies (continued)

(t) New accounting standards and interpretations (continued)

(iii) Revised AASB 123 Borrowing Costs

The revised AASB 123 will be applicable for reporting periods beginning on or after 1 January 2009, and removes the option to expense borrowing costs and requires that an entity capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. This revised standard is not expected to have any impact on the financial report.

(iv) Revised AASB 3 Business Combinations

The revised AASB 3 will be applicable for reporting periods beginning on or after 1 July 2009 and continues to apply the acquisition method to business combinations, but with some significant changes. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value of at the non-controlling interest's proportional share of the acquiree's net assets. All acquisition-related costs must be expensed. This revised standard will be applied prospectively to all business combinations and transactions with non-controlling interests from 1 July 2009 and hence will not have any impact on the financial report.

(v) Amended AASB 127 Consolidated and Separate Financial Statements

The amended AASB 127 will be applicable for reporting periods beginning on or after 1 July 2009 and requires accounting for changes in ownership interest by the Group in a subsidiary, while maintaining control, to be recognised as an equity transaction. When the Group loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognised in profit or loss. The amendments to AASB 127 are not expected to have a significant impact on the consolidated financial report.

(vi) AASB 2008-1 Amendments to Australian Accounting Standard - Share-based Payment: Vesting Conditions and Cancellations

This amendment will be applicable for reporting periods beginning on or after 1 January 2009 and changes the measurement of share-based payments that contain non-vesting conditions. This revised standard is not expected to have any impact on the financial report.

(vii) AASB 2008-5 Amendments to Australian Accounting Standards arising from the Annual Improvements Process and 2008-6 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Process

These amendments will be applicable for reporting periods beginning on or after 1 July 2009 and affect various AASB's resulting in minor changes for presentation, disclosure, recognition and measurement purposes. These amendments are not expected to have any impact on the financial report.

(viii) AASB 2008-7 Amendments to Accounting Standards - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

This amendment will be applicable for reporting periods beginning on or after 1 July 2009 and changes the recognition and measurement of dividend receipts as income and addresses the accounting of a newly formed parent entity in the separate financial statements. These amendments are not expected to have any impact on the financial report.

(ix) AASB 2008-8 Amendments to Australian Accounting Standard - Eligible Hedged Items

This amendment will be applicable for reporting periods beginning on or after 1 July 2009 and clarifies he effect of using options as hedging instruments and the circumstances in which inflation risk can be hedged. The amendments are not expected to have any impact on the financial report.

(x) AI 16 Hedges of a Net Investment in a Foreign Operation

This amendment will be applicable for reporting periods beginning on or after 1 July 2009 and clarifies that net investment hedging can only be applied when the net assets of the foreign operation are recognised in the entity's consolidated financial statements. The Group has not yet determined the potential effect of the interpretation.

2 Financial risk management

The Group's activities expose it to a variety of financial risks: market risk (foreign exchange risk and interest rate risk), credit risk and liquidity risk.

The Board of Directors have overall responsibility for the establishment and oversight of the risk management framework. The Board has established the risk management committee, which is responsible for developing a robust structure for the determination of risk appetite and the monitoring, reporting and escalation of risks, including both operational and financial risks. The committee reports regularly to the Board of Directors on its activities.

The committee is also responsible for risk management policies which are established to set appropriate risk limits and controls, and to monitor risks and adherence to limits. The key objective of these policies is to mitigate these risks, reduce volatility on financial performance, to ensure sufficient liquidity is maintained at all times to meet the Group's obligations and execute the Group's operational strategy whilst optimising investment return for shareholders.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities.

There have been no significant changes in the types of financial risks the Group is exposed to since the prior year.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group's financial position through fluctuations in the fair value or future cashflows of financial instruments.

(i) Foreign exchange risk
The Group's exposure to foreign currency exchange differences is minimal and limited to the investment the parent entity has in the New Zealand subsidiary. In view of this, no foreign currency hedging is undertaken. The risk is monitored on an ongoing basis for change in exposure of foreign currency risk. The quantum of the Group's exposure to movement in foreign exchange translation is not material.

(ii) Interest rate risk
Interest rate risk is the risk to earnings from the margin between different yield curves arising from movements in the absolute levels of interest rates and the volatility of interest rates. Cashflow interest rate risk arises from financial instruments with a floating interest rate whereas fair value interest rate risk arises from fixed interest rate financial instruments.

Loans and advances are issued by the Group and Company at fixed interest rates and are at amortised cost, so therefore do not expose the entity to cash flow interest rate risk or to fair value interest rate risk.

The Group's and Company's interest rate risk therefore arises predominantly from the interest bearing financial liabilities which are issued at a variable rate and cash and cash equivalents which are held at a variable rate. In the current financial year the Group has adopted a policy of ensuring that between 30% and 75% of its exposure to changes in interest rates on borrowings is on a fixed rate basis which is achieved by entering into interest rate swaps. In addition interest rate risk is minimised by the Group adjusting the fixed interest rate charged on new loans and advances to maintain net interest margin. Refer to note 17.

2 Financial risk management (continued)

(a) Market risk (continued)

As at the reporting date, the Group and Company had the following variable rate financial instruments and interest rate swap contracts outstanding:

	Carrying amount Consolidated		Carrying amount Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Bank balances and deposits	**2,506,757**	1,366,009	**2,479,483**	1,353,914
Commercial advance facility	**(45,000,000)**	(45,000,000)	**(45,000,000)**	(45,000,000)
Interest rate swap (notional principal amount)	**25,000,000**	-	**25,000,000**	-
Net exposure to cash flow interest rate risk	**(17,493,243)**	(43,633,991)	**(17,520,517)**	(43,646,086)

The table below summarises the impact of an increase of 100 basis points (2008: 100 basis points increase or 100 basis points decrease) from year end variable interest rates, with all other variables held constant on the Group's and the Company's post tax profit for the year and on equity, calculated on the net interest bearing financial instruments and interest rate swap contracts held at the reporting date. This sensitivity has been selected based on the current level of both short term and long term Australian dollar interest rates, the Groups mix of debt, review of historical movements and expectations of economic forecasters.

	Impact on post-tax profit		Impact on equity	
	+ 1% (2008: 1%) $	**- 0% (2008: 1%) $**	**+ 1% (2008: 1%) $**	**- 0% (2008: 1%) $**
Consolidated				
30 June 2009				
Variable rate instruments	**(122,644)**	-	-	-
Interest rate swap	-	-	**(114,975)**	-
Cash flow sensitivity (net)	**(122,644)**	-	**(114,975)**	-
30 June 2008				
Variable rate instruments	(305,500)	305,500	-	-
Interest rate swap	-	-	-	-
Cash flow sensitivity (net)	(305,500)	305,500	-	-
Company				
30 June 2009				
Variable rate instruments	**(122,644)**	-	-	-
Interest rate swap	-	-	**(114,975)**	-
Cash flow sensitivity (net)	**(122,644)**	-	**(114,975)**	-
30 June 2008				
Variable rate instruments	(305,500)	305,500	-	-
Interest rate swap	-	-	-	-
Cash flow sensitivity (net)	(305,500)	305,500	-	-

2 Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of financial loss if a debtor or other counterparty to a financial instrument fails to meet its contractual obligations.

The Group and Company's credit risk arises predominately from loans and advances. This credit risk is minimised by the Group's lending model under which monies are advanced against the anticipation of a specified future event with the loan risks and credit assessment fundamentally related to the outcome of that specified event and with repayment sourced from the resultant agreed or judicially determined settlement outcome and proceeds. As a further mitigant to credit risk the principal amount advanced is limited to a maximum of 30% of the lower range of the expected settlement outcome, which is calculated through a known formula and methodology utilised within the judicial system.

Therefore, unlike the majority of consumer lending the personal injury and disbursement funding products are far less reliant on the financial position of the borrower for repayment and are less effected by consumer sentiment, market or economic conditions.

The matrimonial and inheritance funding products however are subject to market and economic conditions as the settlement outcome of the underlying matters are linked to existing assets such as property, shares and businesses and therefore in order to repay the loan or advance these assets must either be sold or refinanced. In the current market, the reduction in asset values and the tighter refinancing criteria applied by traditional financiers has led to an increased credit risk on these particular loans and advances. In response to this credit risk, the Group has restricted the extent of lending in these products and requires increased levels of security to be provided.

The Group and the Company has limited credit risk exposure concentrated to a single borrower or legal practice. In respect of loans and advances and other receivables the following mitigants are in place;

- Single borrower : registered mortgage or charge over assets
- Legal practice : personal guarantees of partners of the practice

The maximum exposure to credit risk is the carrying amount of financial assets, net of any provisions.

(c) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due because of the lack of liquid assets or access to adequate capital and debt facilities on acceptable terms. The Group's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient funds available on a timely basis to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation, where such funds include liquid assets, undrawn committed funded facilities, borrowing capacity and a defined surplus of cash. To manage this risk, management continuously monitors forecast and actual cash flows.

Financing arrangements
A single financier provided all of the Groups borrowing facilities as at 30 June 2009 and 30 June 2008.

The Group and the Company had access to the following undrawn borrowing facilities at the reporting date:

	Consolidated		**Company**	
	2009	2008	**2009**	2008
	$	$	**$**	$
Floating rate				
- Expiring beyond one year (Commercial advance facility)	**10,318,638**	5,356,419	**10,318,638**	5,356,419
	10,318,638	5,356,419	**10,318,638**	5,356,419

The commercial advance facility may be drawn at any time up until 4th September 2010 and is subject to an annual review.

In addition to the undrawn borrowing facilities, the Group maintains cash deposits as detailed in notes 9 and 15.

2 Financial risk management (continued)

(c) Liquidity risk (continued)

Maturities of financial liabilities
Refinancing risk, a subset of liquidity risk, is the risk that the maturity profile of the Group and Company's financial liabilities makes it difficult to refinance or rollover maturing debt, in that it creates an excessive exposure to potentially unfavourable market conditions at any given time.

The tables below analyse the Group's and the Company's financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

The liquidity risk inherent in these cash flows is mitigated by the maturity profile of the Group's financial assets (principally loans and advances) which are of a short-term nature and hence the funds required to meet the Group's financial obligations are expected to be received well in advance of the contractual maturity dates of the financial liabilities. In further managing liquidity risk, the refinancing of the Group's debt facilities is undertaken well in advance of the maturity date of that financial liability.

Ask Funding Limited continues to prove the current business model. Despite the global financial crisis, the Group has improved its profitability and this has further verified the business model, which is supported by the Group's current financiers. Therefore Ask Funding Limited has no reason to believe that the Group's debt facility will not be renewed.

Group - At 30 June 2009	**Less than 6 months** $	**6 - 12 months** $	**Between 1 and 2 years** $	**Between 2 and 3 years** $	**No term** $	**Total contractual cash flows** $	**Carrying Amount (assets)/ liabilities** $
Non-derivative financial liabilities							
Trade and other payables	761,068	-	-	-	-	761,068	761,068
Commercial advance facility	1,248,221	1,400,383	45,595,952	-	-	48,244,556	44,890,630
Derivative financial liabilities							
Interest rate swaps used for hedging (net settled)	35,635	5,373	(23,359)	-	-	17,649	17,649
Total financial liabilities	2,044,924	1,405,756	45,572,593	-	-	49,023,273	45,669,347

Group - At 30 June 2008	Less than 6 months $	6 - 12 months $	Between 1 and 2 years $	Between 2 and 3 years $	No Term $	Total contractual cash flows $	Carrying Amount (assets)/ liabilities $
Non-derivative financial liabilities							
Trade and other payables	673,571	-	-	-	-	673,571	673,571
Commercial advance facility	3,013,243	2,292,126	4,620,573	45,849,445	-	55,775,387	45,455,757
Derivative financial liabilities							
Interest rate swaps used for hedging (net settled)	-	-	-	-	-	-	-
Total financial liabilities	3,686,814	2,292,126	4,620,573	45,849,445	-	56,448,958	46,129,328

2 Financial risk management (continued)

(c) Liquidity risk (continued)

Company - At 30 June 2009	**Less than 6 months** $	**6 - 12 months** $	**Between 1 and 2 years** $	**Between 2 and 3 years** $	**No term** $	**Total contractual cash flows** $	**Carrying Amount (assets)/ liabilities** $
Non-derivative financial liabilities							
Trade and other payables	735,152	-	-	-	-	735,152	735,152
Loans from controlled entities	-	-	-	-	6,804,614	6,804,614	6,804,614
Commercial advance facility	1,248,221	1,400,383	45,595,952	-	-	48,244,556	44,890,630
Derivative financial liabilities							
Interest rate swaps used for hedging (net settled)	35,635	5,373	(23,359)	-	-	17,649	17,649
Total financial liabilities	2,019,008	1,405,756	45,572,593	-	6,804,614	55,801,971	52,448,045

Company - At 30 June 2008	Less than 6 months $	6 - 12 months $	Between 1 and 2 years $	Between 2 and 3 years $	No term $	Total contractual cash flows $	Carrying Amount (assets)/ liabilities $
Non-derivative financial liabilities							
Trade and other payables	659,829	-	-	-	-	659,829	659,829
Loans from controlled entities	-	-	-	-	5,149,388	5,149,388	5,149,388
Commercial advance facility	3,013,243	2,292,126	4,620,573	45,849,445	-	55,775,387	45,455,757
Derivative financial liabilities							
Interest rate swaps used for hedging (net settled)	-	-	-	-	-	-	-
Total financial liabilities	3,673,072	2,292,126	4,620,573	45,849,445	5,149,388	61,584,604	51,264,974

3 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

Management discussed with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Impairment of goodwill and intangibles with indefinite useful lives
The Group assesses whether goodwill and intangibles with indefinite useful lives are impaired at least annually in accordance with the accounting policy in note 1. These calculations involve an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated. Refer to note 14 for details of these assumptions and the potential impact of changes to the assumptions.

(b) Impairment of loans and advances and other receivables
The Group continually assesses whether individual loans and advances and other receivables are impaired in accordance with the accounting policy in note 1. Provisions for impairment are raised where there is objective evidence of impairment and full recovery is considered doubtful. These calculations may involve an estimate of the litigation risk, the settlement proceeds and underlying asset values in order to determine the estimate of the recoverable amount of the particular loan or advance. The Group's credit risk exposure is detailed in note 2(b).

(c) Valuation of share-based payments
The fair value of options granted under the Ask Funding Limited Executive Option Scheme have been measured using the Black-Scholes and Binomial option pricing models. These models require the estimation of certain inputs including the expected price volatility of the underlying share and the expected dividend yield.

4 Segment reporting

Segment information is presented only in respect of the Group's geographical segments as it operates wholly within the business segment of consumer finance. This format is based on the group's management and internal reporting structure.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

(a) Geographical segments

2009	Australasia $	United Kingdom * $	Consolidated $
External interest income	14,489,814	-	14,489,814
External interest expense	(3,764,177)	-	(3,764,177)
Fee income	1,745,022	-	1,745,022
Net interest and fee income	12,470,659	-	12,470,659
Segment result	5,205,232	-	5,205,232
Unallocated revenue less unallocated expenses			(211,418)
Profit before income tax			4,993,814
Income tax expense			(1,449,128)
Net profit for the year			3,544,686
Segment assets	70,425,701	-	70,425,701
Unallocated assets			923,159
Total assets			71,348,860
Segment liabilities	45,910,712	-	45,910,712
Unallocated liabilities			827,936
Total liabilities			46,738,648
Acquisitions of property, plant and equipment, intangibles and other segment assets	319,150	-	319,150
Depreciation and amortisation expense	102,933	-	102,933
Impairment losses	2,152,462	-	2,152,462
Cash flow information			
Net cash flows from operating activities	(399,235)	-	(399,235)
Net cash flows from investing activities	1,713,503	-	1,713,503
Net cash flows from financing activities	(237,981)	-	(237,981)

4 Segment reporting (continued)

2008	Australasia $	United Kingdom * $	Consolidated $
External interest income	11,369,572	-	11,369,572
External interest expense	(3,391,130)	-	(3,391,130)
Fee income	982,461	-	982,461
Net interest and fee income	8,960,903	-	8,960,903
Segment result	4,157,273	(9,444)	4,147,829
Unallocated revenue less unallocated expenses			(1,005,215)
Profit before income tax			3,142,614
Income tax expense			(1,215,473)
Net profit for the period			1,927,141
Segment assets	68,152,685	-	68,152,685
Unallocated assets			622,957
Total assets			68,775,642
Segment liabilities	46,468,358	-	46,468,358
Unallocated liabilities			1,333,116
Total liabilities			47,801,474
Acquisitions of property, plant and equipment, intangibles and other segment assets	387,630	-	387,630
Depreciation and amortisation expense	121,522	-	121,522
Impairment losses	300,249	-	300,249
Cash flow information			
Net cash flows from operating activities	246,882	-	246,882
Net cash flows from investing activities	(21,791,661)	237,864	(21,553,797)
Net cash flows from financing activities	19,715,181	-	19,715,181

* On 18 March 2008 the investment in Impact Holding (UK) Plc was sold. The Group no longer has any interest in the United Kingdom as the investment in Impact Holdings (UK) Plc represented the only operations in the United Kingdom.

(b) Business Segments

The Group operates primarily in the consumer finance market.

5 Other operating gains / (losses)

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Net loss on sale of Impact Holdings (UK) Plc investment held for sale	**-**	(233,107)	**-**	(233,107)
Net loss on sale of Impact Holdings (UK) Plc shares and options (note 11)	**-**	(574,710)	**-**	(574,710)
Administration service income	**-**	-	**306,639**	80,026
	-	(807,817)	**306,639**	(727,791)

6 Remuneration of auditors

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Audit services				
Auditors of the Company				
KPMG Australia:				
Audit and review of financial reports	**117,075**	108,887	**113,500**	103,938
Overseas KPMG Firms:				
Audit and review of financial reports	**1,615**	2,013	**-**	-
Total remuneration for audit services	**118,690**	110,900	**113,500**	103,938
Other services				
Auditors of the Company				
KPMG Australia:				
Compliance assurance services	**22,000**	22,000	**22,000**	22,000
Taxation compliance services	**16,048**	8,635	**17,874**	8,635
Corporate advisory services	**1,826**	197,036	**-**	197,036
Overseas KPMG Firms:				
Taxation services	**3,754**	2,844	**-**	-
Other advisory services	**10,982**	-	**-**	-
Total remuneration for non-audit services	**54,610**	230,515	**39,874**	227,671

7 Income tax expense

	Consolidated 2009 $	Consolidated 2008 $	The Company 2009 $	The Company 2008 $
(a) Income tax expense				
Current tax	**1,760,921**	1,335,077	**1,219,632**	1,269,066
Adjustments for current tax of prior periods	**(16,886)**	36,180	**(16,803)**	36,159
Deferred tax	**(294,907)**	(155,784)	**(294,697)**	(198,099)
	1,449,128	1,215,473	**908,132**	1,107,126
(b) Numerical reconciliation between income tax expense and pre-tax net profit				
Profit / (loss) before tax	**4,993,814**	3,142,614	**3,035,464**	2,778,030
Tax at the Australian tax rate of 30% (2008 - 30%)	**1,498,144**	942,784	**910,639**	833,409
Tax effect of amounts which are not deductible/(assessable) in calculating taxable income:				
Non-deductible expenses	**4,660**	4,982	**4,443**	4,824
Non-deductible change in fair value	**-**	2,833	**-**	2,833
Share-based payments	**30,490**	27,919	**30,490**	27,919
Non-deductible capital losses on sale of IHUK investment	**-**	242,345	**-**	242,345
Non-assessable interest income	**(40,610)**	(10,150)	**(40,610)**	(10,150)
	1,492,684	1,210,713	**904,962**	1,101,180
Difference in overseas tax rates	**-**	(898)	**-**	-
Under / (over) provided in prior years	**(43,556)**	5,658	**3,170**	5,946
Income tax expense	**1,449,128**	1,215,473	**908,132**	1,107,126
(c) Amounts recognised directly in equity				
Aggregate deferred tax arising in the reporting period and not recognised in net profit or loss but directly credited to equity				
Deferred tax - (credited) directly to equity	**(5,295)**	-	**(5,295)**	-
	(5,295)	-	**(5,295)**	-
(d) Tax losses				
Unused tax losses for which no deferred tax asset has been recognised	**2,990,703**	2,990,703	**2,990,703**	2,990,703
Potential tax benefit @ 30%	**897,211**	897,211	**897,211**	897,211

All unused tax losses are capital losses resulting from the sale of the available for sale investment and the shares and options held in Impact Holdings (UK) Plc. As neither the Company nor the Group currently have a source of future capital gains of this quantum, no deferred tax asset has been recognised.

8 Earnings per share

	Consolidated 2009 Cents	Consolidated 2008 Cents
(a) Basic earnings per share		
Profit for the period	5.4	3.0
Profit attributable to the ordinary equity holders of the company	5.4	3.0
(b) Diluted earnings per share		
Profit from continuing operations	5.4	3.0
Profit attributable to the ordinary equity holders of the company	5.4	3.0

(c) Reconciliation of earnings used in calculating earnings per share

	Consolidated 2009 $	Consolidated 2008 $
Basic earnings per share		
Profit for the period	3,544,686	1,927,141

(d) Weighted average number of shares used as the denominator

	Consolidated 2009 Number	Consolidated 2008 Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**65,153,118**	65,153,118
Adjustments for calculation of diluted earnings per share:		
Options *(i)*	-	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	65,153,118	65,153,118

(i) Options
Options granted to executives under the Ask Funding Limited Executive Option Scheme are not included in the calculation of diluted earnings per share due to the exercise price of the options exceeding the average market value of Ask Funding Limited's ordinary shares for the period that the options were outstanding. These options are not dilutive as at 30 June 2009 however, these options could potentially dilute basic earnings per share in the future. Details relating to the options are set out in note 29.

9 Cash and cash equivalents

	Consolidated 2009 $	Consolidated 2008 $	The Company 2009 $	The Company 2008 $
Cash at bank	1,801,409	724,952	1,774,135	712,857

(a) Fair value

The carrying amount of cash and cash equivalents equals fair value.

9 Cash and cash equivalents (continued)

(b) Risk exposure

The maximum exposure to credit risk at the reporting date is the carrying amount of cash and cash equivalents.

The Group's and the Company's exposure to interest rate risk is discussed in note 2.

10 Net loans and advances

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Net loans and advances				
Pre-settlement	**39,995,708**	44,409,444	**38,275,624**	42,209,086
Outlay Funding	**11,169,425**	9,485,154	**11,169,425**	9,485,154
Other	**64,604**	77,698	**64,604**	77,698
Capitalised interest	**15,674,032**	10,546,028	**14,869,569**	9,969,612
Provision for impairment	**(1,992,123)**	(433,824)	**(1,935,545)**	(400,199)
Total other assets	**64,911,646**	64,084,500	**62,443,677**	61,341,351

These financial assets are classified as loans and receivables and are measured at amortised cost using the effective interest method.

Apart from loans and advances specifically identified as impaired assets, Ask Funding Limited believes that no collective impairment allowance is necessary in respect of the balance of loans and advances. This is based upon historic default rates, the loan profiles, repayment sources and the continual review process undertaken on all outstanding loans.

(a) Past due but not impaired

Loans and advances do not have a specified repayment date as the loans and advances become technically repayable within 14 days of settlement of the client's underlying specified event. The 14 day time period is derived from a literal reading of the loan documentation utilised by the Group.

With reference to this repayment trigger, at 30 June 2009, loans and advances of $6,073,029 (2008: $2,653,954) for the Group and $6,027,084 (2008: $2,653,954) for the Company have been classified as past due but not impaired. That is, the loans and advances are due for repayment as the underlying specified event has settled but for which repayment has been delayed by either liquidation of real property now held by the borrower, transfer of legal title of assets to the borrower pursuant to a Court Order or as agreed between the parties, or receipt of claim proceeds from the insurance company or statutory body.

These loans and advances are not considered impaired as the value of the underlying assets, including real property, or the amount of the settled claim exceeds the amount due to the Group and the Company and both the borrower and relevant legal counsel have acknowledged that the debt, in its entirety, is due and payable.

The significant increase in the quantum of past due loans from the prior year is due to additional time being required by the borrower to repay the loan or advance as a result of the slowdown in the property market and the tightening of the availability of credit for refinancing of property settlements.

10 Net loans and advances (continued)

The ageing analysis of these loans and advances is as follows:

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Past due 0-45 days	**350,374**	873,386	**350,374**	873,386
Past due 46-90 days	**45,830**	511,210	**45,830**	511,210
Past due 91-150 days	**799,487**	69,341	**799,487**	69,341
More than 150 days	**4,877,338**	1,200,017	**4,831,393**	1,200,017
	6,073,029	2,653,954	**6,027,084**	2,653,954

(b) Impaired loans and advances

All loans and advances whether or not due for repayment are subject to continuous management review and an impairment loss is recognised as soon as there is objective evidence that a particular loan or advance is impaired and that reasonable doubt exists over the collectability of principal or interest and fees in accordance with the loan agreement.

As at 30 June 2009 loans and advances of $4,044,004 (2008: $689,461) for the Group and $3,827,694 (2008: $643,453) for the Company were considered to be impaired either in full or in part. The amount of the provision raised in relation to these impaired assets was $1,992,123 (2008: $433,824) for the Group and $1,935,545 (2008: $400,199) for the Company.

The Group maintains a conservative and prudent approach to provisioning. The significant increase in provisioning during the financial year, despite strict adherence to the Group's credit policies, is a result of the deterioration in market conditions which has led to the significant drop in asset values, corresponding increase in bankruptcies and spike in the unemployment rate.

The ageing of these loans and advances is as follows:

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Not past due	**828,802**	326,503	**727,491**	315,907
Past due 0-45 days	**76,691**	-	**60,862**	-
Past due 46-90 days	**494,436**	-	**494,210**	-
Past due 91-150 days	**263,749**	45,008	**200,125**	45,008
More than 150 days	**2,380,326**	317,950	**2,345,006**	282,538
	4,044,004	689,461	**3,827,694**	643,453
Interest forgone on impaired assets	**519,508**	37,200	**494,446**	26,896
Interest taken to profit on impaired assets	**216,129**	117,928	**180,155**	116,587

(c) Provision for impairment

The movement in the provision for impairment in respect of loans and advances during the year is as follows:

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Opening balance	**433,824**	609,793	**400,199**	481,021
Charge to operating profit	**2,152,462**	300,249	**1,925,296**	350,519
Write-offs	**(594,163)**	(542,683)	**(389,950)**	(431,341)
Provision relating to acquired net loan portfolio	**-**	66,465	**-**	-
Closing balance	**1,992,123**	433,824	**1,935,545**	400,199

10 Net loans and advances (continued)

(d) Fair value

The fair value of net loans and advances as at 30 June 2009 was $68,843,817 (2008: $64,575,952). The fair value calculation is based on cash flows discounted using an average current lending rate.

(e) Risk exposure

Information about the Group's and the Company's exposure to credit risk and interest rate risk is provided in note 2.

(f) Security

The Group and the Company has the following collateral over loans and advances, including past due and impaired loans:

- Caveats placed on property, with a right to take mortgage granted by the borrower on the majority of family law funding, inheritance funding and property marketing finance loans and advances.
- Mortgages, both registered and unregistered over property on a number of family law funding loans and advances.
- Guarantees from law firms and each of its constituent partners in a personal capacity that indemnifies Ask Funding Limited for full repayment of principal and capitalised interest, on outlay funding loans.
- Personal injury advances are made primarily on an unsecured non-recourse basis. However the repayment of these loans is effected via an Irrevocable Instruction from the borrower to his/her lawyer's trust account. No funds are advanced unless the Irrevocable Instruction is acknowledged by the borrower's lawyer.

11 Other financial assets

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Investments in controlled entities - at cost (note 25)	-	-	**4,883,321**	4,883,321
	-	-	**4,883,321**	4,883,321

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Movement in investments				
At beginning of period	-	1,601,157	**4,883,321**	6,484,478
Disposals	-	(1,591,713)	-	(1,591,713)
Change in fair value of options	-	(9,444)	-	(9,444)
At end of year	-	-	**4,883,321**	4,883,321

(a) Disposal of investment in Impact Holdings (UK) Plc

On 18 March 2008 the shares and options in Impact Holdings (UK) Plc were sold for $1,256,000 by way of an unconditional contract, with settlement deferred until 31 December 2009. The sale consideration was recognised at its present value of $1,019,156, resulting in a loss on sale of $574,710 after transaction costs. Refer notes 5 and 12.

(b) Risk exposure

The maximum exposure to market risk at the reporting date is the fair value of the investments.

For an analysis of the sensitivity of other financial assets to currency and price risk refer to note 2.

12 Trade and other receivables

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Other receivables	**1,188,326**	1,055,490	**1,188,326**	1,055,490
Controlled entities	**-**	-	**1,696,696**	1,728,780
	1,188,326	1,055,490	**2,885,022**	2,784,270

Included within other receivables is an amount of $1,188,326 (2008: $1,052,990), representing the present value of deferred consideration for the sale of the shares and options of Impact Holdings (UK) Plc. Settlement of this receivable is due on 31 December 2009. The Group holds a registered fixed and floating charge over the assets and undertakings of the purchaser.

These financial assets are classified as loans and receivables and are measured at amortised cost.

Further information relating to loans to related parties is set out in note 24.

(a) Past due and impaired

Trade and other receivables are not impaired or past due. It is expected that these balances will be received when due.

(b) Fair value

Due to their nature, the carrying amount of these receivables approximates their fair value.

(c) Risk exposure

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivable mentioned above. The fair value of securities held over the deferred settlement receivable is $1,812,723 (2008: $3,060,000).

13 Deferred tax assets

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
The balance comprises temporary differences attributable to:				
Net loans and advances	**742,410**	352,174	**729,738**	341,967
Accrued expenses	**43,054**	60,446	**40,069**	57,645
Employee benefits	**50,545**	39,030	**50,126**	39,030
Amortisable expenditure	**39,959**	36,463	**39,959**	32,945
Intangible assets	**-**	12,420	**-**	12,420
Property, plant and equipment	**15,685**	3,085	**15,685**	3,193
Tax losses	**662**	-	**-**	-
	892,315	503,618	**875,577**	487,200
Amounts recognised directly in equity				
Share issue expenses	**59,978**	119,955	**59,978**	119,955
Cash flow hedges	**5,295**	-	**5,295**	-
Provision for warranties and legal costs	**-**	-	**-**	-
Sub-total other	**65,273**	119,955	**65,273**	119,955
Total deferred tax assets	**957,588**	623,573	**940,850**	607,155
Set-off of deferred tax liabilities (note 22)	**(34,429)**	(616)	**(34,319)**	(616)
Net deferred tax assets	**923,159**	622,957	**906,531**	606,539

14 Intangible assets

Consolidated	Goodwill $	Computer software $	Total $
At 1 July 2007			
Cost	954,370	113,141	1,067,511
Accumulated amortisation and impairment	-	(73,116)	(73,116)
Net book amount	954,370	40,025	994,395
Year ended 30 June 2008			
Opening net book amount	954,370	40,025	994,395
Exchange differences	-	(91)	(91)
Additions	-	225,550	225,550
Amortisation charge *	-	(73,361)	(73,361)
Closing net book amount	954,370	192,123	1,146,493
At 30 June 2008			
Cost	954,370	281,892	1,236,262
Accumulated amortisation and impairment	-	(89,769)	(89,769)
Net book amount	954,370	192,123	1,146,493
Year ended 30 June 2009			
Opening net book amount	954,370	192,123	1,146,493
Exchange differences	-	17	17
Additions	-	474,922	474,922
Amortisation charge*	-	(34,354)	(34,354)
Closing net book amount	954,370	632,708	1,587,078
At 30 June 2009			
Cost	954,370	746,829	1,701,199
Accumulated amortisation and impairment	-	(114,121)	(114,121)
Net book amount	954,370	632,708	1,587,078

The Company	Computer software $
At 1 July 2007	
Cost	102,064
Accumulated amortisation and impairment	(61,553)
Net book amount	40,511
Year ended 30 June 2008	
Opening net book amount	40,511
Additions	225,550
Amortisation charge *	(73,006)
Closing net book amount	193,055
At 30 June 2008	
Cost	270,950
Accumulated amortisation and impairment	(77,895)
Net book amount	193,055

14 Intangible assets (continued)

The Company (continued)	**Computer software** **$**
Year ended 30 June 2009	
Opening net book amount	193,055
Additions	474,921
Amortisation charge*	(35,268)
Closing net book amount	632,708
At 30 June 2009	
Cost	745,871
Accumulated amortisation and impairment	(113,163)
Net book amount	632,708

* The amortisation charge is recognised in depreciation and amortisation expense in the income statement.

Impairment tests for cash generating units containing goodwill

The following units have significant carrying amounts of goodwill:

	Consolidated		**Company**	
	2009 **$**	2008 $	**2009**	2008
Australasia	954,370	954,370	-	-

The recoverable amount of the Australasian cash-generating unit is based on value-in-use calculations. Those calculations use cash flow projections based on actual operating results and the budget for the financial years ended 30 June 2010, 2011 and 2012. Cash flows for a further two year period are extrapolated using a 5 per cent growth rate. No amount has been included in respect of a terminal value for the business. This growth rate is a conservative estimate given the relative immaturity of the consolidated entity in its current form and is less than the average 5 year projected growth rates currently utilised by the finance industry within which the group operates. A pre-tax discount rate of 17.8 per cent (2008: 13.4 per cent) has been used in discounting the projected cash flows.

Management have determined assumptions on income growth, gross interest margin, overhead costs, accessibility to and utilisation levels of debt funding based on current performance and expectations for the future.

The impairment testing highlights a significant buffer between the value-in-use and the net book value of the assets of the cash generating unit and therefore management believes that any reasonably possible change in the key assumptions would not cause the carrying amount of the cash generating unit to exceed its recoverable amount.

15 Other assets

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Deposits	**6,257**	6,257	**6,257**	6,257
Prepayments	**78,308**	305,340	**69,349**	301,342
Bank deposits	**705,348**	641,057	**705,348**	641,057
	789,913	952,654	**780,954**	948,656

The bank deposits were for restricted use under the terms of the Commercial Advance Facility agreement. Therefore these deposits were not considered to be an integral part of the consolidated cash management and were excluded from cash or cash equivalents for the purposes of the statement of cash flows.

These financial assets are measured at amortised cost.

(a) Fair value

The fair value of other assets is equal to their carrying value.

(b) Risk exposure

The maximum exposure to credit risk at the reporting date is the carrying value of other assets.

16 Trade and other payables

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Payables and accrued expenses	**761,068**	673,571	**735,152**	659,829
Loans from controlled entities	**-**	-	**6,804,614**	5,149,388
	761,068	673,571	**7,539,766**	5,809,217

These financial liabilities are measured at amortised cost.

(a) Fair value

The fair value of trade and other payables is equal to their carrying value.

(b) Risk exposure

Information about the Group's and the Company's exposure to liquidity risk is provided in note 2.

17 Interest-bearing loans and borrowings

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Secured				
Commercial advance facility	**45,000,000**	45,000,000	**45,000,000**	45,000,000
Transaction costs	**(250,393)**	(229,736)	**(250,393)**	(229,736)
Accrued interest	**141,023**	685,493	**141,023**	685,493
Total interest bearing liabilities	**44,890,630**	45,455,757	**44,890,630**	45,455,757

17 Interest-bearing loans and borrowings (continued)

These financial liabilities are measured at amortised cost.

The following information is provided in respect of the contractual terms of the Company's and Group's interest bearing loans and borrowings.

(a) Financing arrangements

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Total facilities				
Bank overdraft and guarantee facility	**500,000**	500,000	**500,000**	500,000
Commercial advance facility	**55,000,000**	50,000,000	**55,000,000**	50,000,000
	55,500,000	50,500,000	**55,500,000**	50,500,000
Used at balance date				
Bank overdraft and guarantee facility	**181,362**	143,581	**181,362**	143,581
Commercial advance facility	**45,000,000**	45,000,000	**45,000,000**	45,000,000
	45,181,362	45,143,581	**45,181,362**	45,143,581
Unused at balance date				
Bank overdraft and guarantee facility	**318,638**	356,419	**318,638**	356,419
Commercial advance facility	**10,000,000**	5,000,000	**10,000,000**	5,000,000
	10,318,638	5,356,419	**10,318,638**	5,356,419
Total facilities	**55,500,000**	50,500,000	**55,500,000**	50,500,000
Used at balance date	**45,181,362**	45,143,581	**45,181,362**	45,143,581
Unused at balance date	**10,318,638**	5,356,419	**10,318,638**	5,356,419

The bank overdraft, guarantee and commercial advance facility is available until 4th September 2010, is subject to annual review and is secured by a fixed and floating charge over all of the assets of the Company and its wholly owned subsidiaries.

Interest rates are variable based on the BBSW (Australian Bank Bill Swap Rate) plus a margin and are fixed at the date of each advance.

(b) Facility agreements

During the current and prior years there were no defaults or breaches on any agreements with financiers.

(c) Fair value

The fair value of interest bearing loans and borrowings approximates their carrying value.

(d) Risk exposure

Information about the Group's and Company's exposure to interest rate and liquidity risk is provided in note 2.

18 Derivative financial instruments

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Liabilities				
Interest rate swaps - fair value hedges	**17,649**	-	**17,649**	-

(a) Instruments used by the Group

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in interest rates in accordance with the Group's financial risk management policies (refer to note 2).

(b) Fair value

The fair value of the derivative financial instruments is equal to their carrying value.

(c) Risk exposure

Information about the Group's and Company's exposure to interest rate and liquidity risk is provided in note 2.

19 Income tax payable

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Income tax	**827,936**	1,333,116	**827,936**	1,333,034

The current tax liability for the Group represents the amount of income taxes payable in respect of current financial periods. In accordance with the tax consolidation legislation, the Company, as the head entity of the Australian tax consolidated group, has assumed the current tax liability initially recognised by the members in the tax consolidated group.

Franking credits

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Franking credits available for subsequent financial years based on a tax rate of 30% (2008 - 30%)	**4,306,350**	2,562,341	**4,306,350**	2,562,341

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for franking credits that will arise from the payment of the amount of the provision for income tax.

The consolidated amounts include franking credits that would be available to the Company if distributable profits of subsidiaries were paid as dividends.

The impact of the dividends franking amount of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $363,000.

20 Employee benefits

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Liability for annual leave	**162,956**	130,099	**161,726**	130,099
Salary and wages accrued	**78,409**	208,931	**75,365**	208,931
	241,365	339,030	**237,091**	339,030

The Group makes contributions to various defined contribution superannuation funds. The amount recognised as an expense was $196,893 for the financial year ended 30 June 2009 (2008: $181,422).

21 Capital and reserves

	The Company	
	2009	2008
Share capital	**Shares**	Shares
Ordinary shares on issue at 30 June	**65,153,118**	65,153,118

(a) Ordinary shares

Effective 1 July 1998, the Company Law Review Act abolished the concept of par value shares and the concept of authorised capital. Accordingly, the Company does not have authorised capital or par value in respect of its issued shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

(b) Executive option scheme

Information relating to the Ask Funding Limited Executive Option Scheme, including details of options issued during the financial year and options outstanding at the end of the financial year, is set out in note 29.

(c) Capital risk management

The Group's objective when managing capital is to ensure that its creditors and shareholders are sufficiently protected against unexpected losses to a level consistent with the Group's risk appetite.

The capital of the Group consists of equity, comprising issued capital, reserves and retained earnings and total debt facilities as detailed in note 17.

The directors have set a ratio of between 65% and 75% as the maximum level of debt to equity until such time as the Group is believed to have reached maturity. This maximum is considered sustainable given the relative liquidity of the Group's assets and appropriate given the high level of collateral provided by the underlying security against those assets.

In addition to managing the level of capital adequacy the Group will also attempt to optimise the mix of capital resources by minimising the cost of capital and maximising shareholder returns. In this regard the minimum level of debt to equity is to be a gearing ratio of 55%.

21 Capital and reserves (continued)

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Total borrowings	**44,890,630**	45,455,757	**44,890,630**	45,455,757
Less: cash and cash equivalents	**(1,801,409)**	(724,952)	**(1,774,135)**	(712,857)
Net debt	**43,089,221**	44,730,805	**43,116,495**	44,742,900
Total equity	**24,610,212**	20,974,168	**20,940,605**	18,723,993
Total capital	**67,699,433**	65,704,973	**64,057,100**	63,466,893
Gearing ratio	**64 %**	68 %	**67 %**	70 %

The Group is not subject to any externally imposed capital requirements.

(d) Reserves

Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity.

Hedging reserve
The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Share based payments reserve
The share based payments reserve is used to record the value of share based payments provided to executives under the Executive Option Scheme as part of their remuneration. Refer to note 29 for further details of this plan.

(e) Dividends

No dividends have been declared or paid during the financial year (2008: Nil).

After 30 June 2009, the directors have recommended the payment of a final dividend of 1.3 cents per fully paid ordinary share, (2008: Nil) fully franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 19 November 2009 out of profits for the year ended 30 June 2009, but not recognised as a liability at year end, is $846,991 (2008: Nil). The financial effect of this dividend will be recognised in subsequent financial reports.

22 Deferred tax liabilities

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
The balance comprises temporary differences attributable to:				
Amounts recognised in profit or loss				
Intangible assets	**33,054**	-	**33,054**	-
Other items	**1,375**	616	**1,265**	616
	34,429	616	**34,319**	616
Set-off of deferred tax liabilities (note 13)	**(34,429)**	(616)	**(34,319)**	(616)
Net deferred tax liabilities	**-**	-	**-**	-

23 Key management personnel disclosures

(a) Key management personnel

The following were key management personnel of the Group at any time during the financial year and unless otherwise indicated were key management personnel for the entire year.

(i) Non-executive directors
K Rich (Chairperson)
J Laurie
L Litzow

(ii) Executive directors
R Templeton (Managing Director and Chief Executive Officer)
A Hill (Chief Financial Officer and Company Secretary) - appointed alternate Director for R Templeton on 26 June 2009

(iii) Executives
B Gebauers (General Manager - Compliance and Special Projects)
B Lyle (General Counsel)

(b) Key management personnel compensation

The key management personnel compensation included in "employee benefits expense" in the Income Statements are as follows:

	Consolidated		**The Company**	
	2009	2008	**2009**	2008
	$	$	**$**	$
Short-term employee benefits	**1,254,917**	1,196,173	**1,254,917**	1,196,173
Post-employment benefits	**104,903**	96,606	**104,903**	96,606
Share-based payments	**101,633**	93,062	**101,633**	93,062
	1,461,453	1,385,841	**1,461,453**	1,385,841

The Group has taken advantage of the relief provided by *Corporations Regulation* 2M.3.03 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in the remuneration report.

23 Key management personnel disclosures (continued)

(c) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration
Details of options provided as remuneration, together with the terms and conditions of the options can be found in the remuneration report section of the directors' report.

(ii) Option holdings
The Ask Funding Limited Executive Option Scheme was established during the financial year ended 30 June 2008.

The movement during the reporting period in the number of options over ordinary shares in Ask Funding Limited held, directly, indirectly or beneficially, by each key management person, is as follows:

2009 Name	Balance at start of the year	Granted as compen-sation	Balance at end of the year	Vested	Unvested
Directors					
R Templeton	1,110,000	-	1,110,000	370,000	740,000
A Hill	150,000	-	150,000	50,000	100,000
Other key management personnel of the Group					
B Gebauers	120,000	-	120,000	40,000	80,000
B Lyle	150,000	-	150,000	50,000	100,000

All vested options are not exercisable at the end of the year due to the qualifying company share price hurdle not being reached for exercising of the options. Refer to note 29 for further details.

2008 Name	Balance at start of the year	Granted as compen-sation	Balance at end of the year	Vested	Unvested
Directors					
R Templeton	-	1,110,000	1,110,000	-	1,110,000
A Hill	-	150,000	150,000	-	150,000
Other key management personnel of the Group					
B Gebauers	-	120,000	120,000	-	120,000
B Lyle	-	150,000	150,000	-	150,000

23 Key management personnel disclosures (continued)

(iii) Share holdings

The numbers of ordinary shares in the Company held by each director of Ask Funding Limited and other key management personnel, including their personally-related entities, are set out below.

2009 Name	Balance at the start of the year	Purchases / (Sales)	Other changes	Balance at the end of the year
Directors				
K Rich	100,000	-	-	100,000
R Templeton	1,944,270	-	-	1,944,270
L Litzow	2,480,000	-	-	2,480,000
J Laurie	75,000	10,000	-	85,000
A Hill	162,607	-	-	162,607
Other key management personnel of the Group				
B Gebauers	602,000	-	-	602,000
B Lyle	3,077,109	456,730	-	3,533,839

2008 Name	Balance at the start of the year	Purchases/ (Sales)	Other changes	Balance at the end of the year
Directors				
K Rich	100,000	-	-	100,000
R Templeton	1,912,235	32,035	-	1,944,270
L Litzow	2,550,000	(70,000)	-	2,480,000
J Laurie	50,000	25,000	-	75,000
A Hill	91,700	70,907	-	162,607
Other key management personnel of the Group				
B Gebauers	602,000	-	-	602,000
B Lyle	218,109	2,859,000	-	3,077,109

No shares were granted to key management personnel as compensation during the financial year or the previous financial year.

No shares were issued on the exercise of options during the financial year or the previous financial year.

(d) Other transactions with key management personnel

On 1 July 2008 Ask Funding Limited assigned loan and advance facilities jointly to Jalpont Pty Ltd (a company controlled by Mr R Templeton) and Mr L Litzow and Mrs E Litzow. The assignment consideration was $700,000 which represented the carrying value at the date of assignment. The Assignment Deed had no recourse to Ask Funding Limited in the event of default, however Ask Funding Limited had been granted a call option to repurchase the assigned interest in the loan facility for fair value. On 25 June 2009 Ask Funding Limited exercised this call option and repurchased the assigned loans and advances for $858,045, being the fair value of the principal together with accrued interest and fees due pursuant to the underlying loan facility. The fair value and the credit quality of the assigned loan and advance facility was verified by the independent directors prior to the repurchase.

There were no other transactions with key management personnel or their related parties during the current or previous financial year.

There were no amounts receivable from and payable to key management personnel or their related entities at 30 June 2009 (2008: nil).

24 Other related party transactions

(a) Parent entities

The ultimate parent entity within the Group is Ask Funding Limited (formerly Impact Capital Limited). Ask Funding Limited has a related party relationship with its subsidiaries and associates.

(b) Subsidiaries

Interest-free loans are made by certain wholly-owned subsidiaries to the Company. These loans are repayable on demand. At 30 June 2009 the amount owing by the Company totalled $6,804,614 (2008: $5,149,388).

An interest-free loan has been made by the Company to Ask Funding (NZ) Limited. This loan is denominated in Australian dollars and is repayable on demand. At 30 June 2009 the amount owing to the Company was $1,696,696 (2008: $1,728,780).

An Administration service fee is charged by the Company to Ask Funding (NZ) Limited and ARC Legal Pty Ltd. This fee represents the reimbursement of the costs of all operational functions provided by the Company to Ask Funding (NZ) Limited and ARC Legal Pty Ltd.

25 Consolidated entities

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1(b):

Name of entity	Country of incorporation	Class of shares	Equity holding 2009 %	Equity holding 2008 %
Parent entity				
Ask Funding Limited (formerly Impact Capital Limited)				
Subsidiaries				
ACN 109 006 126 Pty Ltd (formerly Impact Funding Limited)	Australia	Ordinary	**100**	100
Just Ask Pty Ltd (formerly Ask Funding Pty Ltd)	Australia	Ordinary	**100**	100
ARC Legal Pty Ltd	Australia	Ordinary	**100**	-
Impact Capital Pty Ltd (formerly Property Marketing Finance Pty Ltd)*	Australia	Ordinary	**100**	100
Impact Funding Pty Ltd*	Australia	Ordinary	**100**	100
Impact Capital (Aust) Pty Ltd (formerly Property Stream Pty Ltd)*	Australia	Ordinary	**100**	100
Inheritance Funding Pty Ltd*	Australia	Ordinary	**100**	100
Impact Litigation Management Pty Ltd*	Australia	Ordinary	**100**	-
Ask Funding (NZ) Limited (formerly Impact Funding (NZ) Limited)	New Zealand	Ordinary	**100**	100
Impact Funding (NZ) Limited*	New Zealand	Ordinary	**100**	-

* These subsidiaries are dormant companies.

The above ownership interest reflects the legal structure of the consolidated entity.

In the financial statements of the Company, investments in controlled entities and associates are measured at cost and included with other financial assets

26 Contingencies

The directors of the Company are not aware of any material contingent liabilities that exist in respect of either the Company or any of its controlled entities.

27 Commitments

(a) Capital commitments

Capital expenditure contracted for at the reporting date but not recognised as liabilities is as follows:

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Intangible assets - Computer software				
Payable:				
Within one year	**541,055**	-	**541,055**	-
	541,055	-	**541,055**	-

(b) Lease commitments

Operating leases

The Group leases various offices under non-cancellable operating leases expiring within two to five years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

The Group also leases office equipment under non-cancellable operating leases expiring within three to four years. The leases have no escalation clauses or renewal terms.

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	**349,022**	243,548	**253,443**	243,548
Later than one year but not later than five years	**215,050**	464,573	**207,053**	464,573
	564,072	708,121	**460,496**	708,121

The amounts recognised as an expense in the income statement are as follows:

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Operating lease payments	**232,545**	227,856	**221,148**	222,474

28 Events occurring after the balance sheet date

There have been no events subsequent to balance date which would have a material effect on the Group's financial statements at 30 June 2009.

29 Share-based payments

(a) Executive Option Scheme

The establishment of the Ask Funding Limited Executive Option Scheme was approved by shareholders at the annual general meeting held on 21 November 2007. The Executive Option Scheme is designed to provide long-term incentives for executives, including executive directors, to deliver long-term shareholder returns. Under the plan, executives are granted options which only vest if the executive completes a specified period of service. Once vested the options remain exercisable for a period of between 2 and 4 years. However the options issued can only be exercised in the event of the Company's share price reaching certain qualifying prices which range from $0.80 to $1.50. When exercised each option is converted into one ordinary share of the Company. Participation in the plan is at the Board's discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Options are granted under the plan for no consideration and carry no dividend or voting rights.

The exercise price of options is determined by the directors but is no less than the volume weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five trading days immediately before the options are granted or such other price as approved by shareholders at a general meeting.

Set out below are summaries of options granted under the plan:

Grant Date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested at end of the year Number
Consolidated and the company - 2009								
23 November 2007	23 November 2012	$0.645	420,000	-	-	-	420,000	140,000
23 November 2007	23 November 2012	$0.600	1,110,000	-	-	-	1,110,000	370,000
Total			1,530,000	-	-	-	1,530,000	510,000
Weighted average exercise price			$0.612	$-	$-	$-	$0.612	$0.612
Consolidated and the company - 2008								
23 November 2007	23 November 2012	$0.645	-	420,000	-	-	420,000	-
23 November 2007	23 November 2012	$0.600	-	1,110,000	-	-	1,110,000	-
Total			-	1,530,000	-	-	1,530,000	-
Weighted average exercise price			$-	$0.612	$-	$-	$0.612	$-

No options expired during the period.

No vested options are exercisable at the end of the year due to the qualifying share price hurdle not being met.

Fair value of options granted
No options were granted during the year ended 30 June 2009.

The assessed fair value at grant date of options granted during the year ended 30 June 2008 was an average of 16 cents per option. The fair value at grant date is determined using Black-Scholes and Binomial option pricing models that take into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2008 included:

(a) options are granted for no consideration and vest based on the completion of a specified period of service.

(b) options are exercisable only in the event of the Company's share price reaching certain qualifying prices during the life of the options with such prices ranging between $0.80 and $1.50. Options are exercisable for a period of between two and four years after vesting.

29 Share-based payments (continued)

(c) exercise price: $0.60 or $0.645

(d) grant date: 23 November 2007

(e) expiry date: 23 November 2012

(f) share price at grant date: $0.69

(g) expected price volatility of the company's shares: 32%

(h) expected dividend yield: nil

(i) risk-free interest rate: 6.115%

(b) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Options issued under Executive Option Scheme	**101,634**	93,062	**101,634**	93,062
	101,634	93,062	**101,634**	93,062

30 Reconciliation of profit (loss) after income tax to net cash flow from operating activities

	Consolidated		The Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Profit / (loss) for the year	**3,544,686**	1,927,141	**2,127,332**	1,670,904
Adjustments for:				
Depreciation and amortisation	**102,933**	121,522	**106,219**	121,029
Change in fair value of investments	**-**	9,444	**-**	9,444
Foreign exchange (gain) loss	**-**	-	**-**	-
Net loss on sale of Impact Holdings (UK) Plc investment held for sale	**-**	233,107	**-**	233,107
Net loss on sale of Impact Holdings (UK) Plc shares and options	**-**	574,710	**-**	574,710
Impairment of loans and advances	**2,152,462**	300,249	**1,925,296**	350,519
Interest income	**(14,489,814)**	(11,369,572)	**(14,000,084)**	(10,893,517)
Fee income	**(1,745,022)**	(982,461)	**(1,690,857)**	(947,335)
Interest expense	**3,764,177**	3,391,130	**3,764,177**	3,391,118
Non-cash employee benefits expense - employee share options	**101,634**	93,062	**101,634**	93,062
Other income accrued	**-**	-	**(306,639)**	(80,026)
Income tax expense / (benefit)	**1,449,128**	1,215,473	**908,132**	1,107,126
Change in operating assets and liabilities				
Decrease (Increase) in trade and other receivables	**2,500**	414	**2,500**	414
Decrease (Increase) in capitalised interest	**-**	-	**-**	-
Decrease (Increase) in intangible assets.	**165,625**	-	**165,625**	-
Decrease (Increase) in other assets	**25,655**	(50,778)	**30,557**	(62,762)
Increase (decrease) in trade and other payables	**(43,895)**	219,706	**2,103,848**	200,545
Increase (decrease) in provisions and employee benefits	**(97,665)**	263,610	**(101,939)**	288,897
Interest paid	**(4,091,970)**	(2,332,672)	**(4,091,969)**	(2,332,661)
Interest and fees received	**11,009,437**	7,492,797	**10,712,443**	6,964,566
Income tax paid	**(2,249,106)**	(860,000)	**(2,249,106)**	(860,000)
Net cash inflow from operating activities	**(399,235)**	246,882	**(492,831)**	(170,860)

In the directors' opinion:

(a) the financial statements and notes, and the Remuneration report in the Directors' report, set out on pages 8 to 13 are in accordance with the *Corporations Act 2001,* including:

  (i) giving a true and fair view of the Company's and Group's financial position as at 30 June 2009 and of their performance, for the financial year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporation Regulations 2001;

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 1.

(c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the *Corporations Act 2001.*

This declaration is made in accordance with a resolution of the directors.

Kenneth R Rich

Brisbane
21 August 2009

Report on the financial report

We have audited the accompanying financial report of Ask Funding Limited (the Company), which comprises the balance sheets as at 30 June 2009, and the income statements, statements of changes in equity and cash flow statements for the year ended on that date, a summary of significant accounting policies and other explanatory notes 1 to 30 and the directors' declaration of the Group comprising the Company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1(a), the directors also state, in accordance with Australian Accounting Standard AASB 101 Presentation of Financial Statements, that the financial report of the Group and of the company, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001 and Australian Accounting Standards (including the Australian Accounting Interpretations), a view which is consistent with our understanding of the Company's and the Group's financial position and of their performance.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001.*

Auditor's opinion

In our opinion:

(a) the financial report of Ask Funding Limited is in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2009 and of their performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b) the financial report of the Group also complies with International Financial Reporting Standards as disclosed in note 1(a).

Report on the remuneration report

We have audited the Remuneration Report included in section 4 of the directors' report for the year ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with Section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with auditing standards

Auditor's opinion

In our opinion, the remuneration report of Ask Funding Limited for the year ended 30 June 2009, complies with Section 300A of the Corporations Act 2001.

KPMG

KPMG

Jillian Richards

Jillian Richards

Partner

Brisbane

21 August 2009

ASX / MEDIA RELEASE **21 August 2009**

FY2009 Highlights

- Normalised pre-tax operating profit up 25% to $5.0m
- Net profit after tax up 84% to $3.5m
- Maiden final fully-franked dividend of 1.3c a share
- Net interest and fee income up 39% to $12.5m
- Gross loan book up 3.7% to $66.9m
- Impairment provisioning increased to 300 basis points of gross loan book in response to operating climate
- Debt facility of $55.5m in place until September 2010
- Dividend Reinvestment Plan (DRP) introduced

Ask posts 25% lift in FY09 pre-tax profit and declares maiden dividend

NICHE lender Ask Funding Limited (ASX Code: AKF) has posted a 25 percent lift in normalised operating profit before tax to $5.0 million for the year to June 30 2009, from $4.0 million previously and declared a maiden final fully-franked dividend of 1.3 cents a share.

Profit after tax increased 84 percent to $3.5 million from $1.9 million previously while earnings per share increased 80 percent from 3.0 cents to 5.4 cents.

Managing Director Russell Templeton said the pre-tax operating result - in line with earlier guidance of $4.9 million to $5.2 million - was pleasing given the prevailing economic climate and reflected the success of the Company's focus on cost control and risk management.

"We expect to achieve increased growth levels in FY2010, underpinned by the recent launch of a new broad-based sales and marketing campaign to promote our *Injury Loan* product," he said. "This is a part of a broader strategy to elevate the Injury Loan product to represent a higher percentage of the Group's gross loan book."

Results at a glance

	FY09 $000's	FY08 $000's	Change %
Revenue (net interest and fee income)	12,471	8,961	+39
Expenses, excluding impairment and loan recovery costs	(4,969)	(4,701)	+6
Impairment of loans and advances	(2,152)	(300)	+617
Loan recovery costs	(356)	-	
Normalised operating profit before tax	4,994	3,960	+25
Gain (loss) on UK investment	-	(817)	
Profit before income tax	4,994	3,143	+59
Income tax expense	(1,449)	(1,216)	
Net profit attributable to members	3,545	1,927	+84

P 1800 587 827
F 1300 727 390
PO Box 7111
Riverside Centre,
Brisbane Qld 4001
This product is issued by
Ask Funding Limited
ABN 22 094 503 385
1800justask.com.au

Revenue
Consolidated revenue, representing net interest and fee income, was up 39 percent to $12.5 million from $9.0 million previously, reflecting both a higher margin and an increase in the average gross loan book to $65.7 million from $52.0 million previously.

The higher margin reflected both an increase in the average effective interest rate on loans and advances and a decrease in funding costs compared the prior year.

Operating expenses
Cash expenses, excluding loan recovery costs, have increased by 6 percent to $4.9 million. However, the increase is attributable to marketing costs of $0.6 million (2008: $0.4 million), IT systems development costs of $0.1 million (2008: nil) and costs of outsourcing inbound calls of $0.1million - all of which are strategic investments to ensure scalability of operations and sustainability of profits.

Loan recovery costs of $0.4 million (2008: nil) reflected the deployment of additional resources toward recoveries and the cost of actions to enhance the Company's security position over underlying asset pools. These actions, taken as part of the Company's risk management strategy, are expected to provide benefits in future reporting periods.

Impairment expense and provisioning
In line with the strategy outlined in August 2008, Mr Templeton said Ask had operated throughout the year in a "steady state" and within the constraints of its available capital position while focusing on maximising profit.

"Our gross loan book including principal and interest grew by about 4 percent to $67 million while gross debt was held steady at $45 million," Mr Templeton said.

"However, due to the deterioration in the economy, the resultant drop in asset values, corresponding increase in bankruptcies and spike in unemployment rates, the Board has prudently decided to raise the impairment provision against the gross loan book to 300 basis points.

"In light of the prevailing economic conditions, Ask has also restricted lending in its Matrimonial Settlement and Inheritance Funding products until the general market stabilises and demonstrates a sustained trend."

However, the current level of provisioning reflects a peak and is expected to regularise in line with the economic conditions over subsequent reporting periods.

Dividend and Dividend Reinvestment Plan
Mr Templeton said Ask's capacity to significantly increase profits in the face of the Global Financial Crisis had clearly demonstrated the resilience and sustainability of the Company's leveraged business model.

"The maturity and validity of the business has been further highlighted by Bankwest Corporate's strong level of support in approving the Board's decision to declare a maiden, fully franked final dividend of 1.3 cents a share," he said.

The dividend will be payable to eligible shareholders on 19 November 2009, subject to a record date of 12 October 2009.

In order to provide the shareholders with a cost effective method of increasing their shareholding as well as to assist in the conservation of capital, a Dividend Reinvestment Plan (DRP) has been introduced in time for shareholders to reinvest all or some of the final dividend in additional Ask Funding Limited shares at a discount of 2.5% to the Issue Price.

The Plan rules are being released today and the relevant documentation for the DRP and payment of the dividend will be mailed to shareholders shortly.

Debt Facility
Mr Templeton said Bankwest Corporate had recently advised the Board that it would entertain an application for an extension of the Company's current $55.5 million loan facility.

"However, given the favourable terms of the current facility and signs of improvement in the debt markets, the Board has resolved not to disturb the existing arrangement," he said.

Mr Templeton said he remained confident negotiation of an extension of the current loan agreement, or the establishment of an alternative line of credit, would be successfully concluded prior to expiry of the Bankwest Corporate facility in September 2010.

OUTLOOK

As a part of an overall strategy to increase growth and as a statement of confidence in the sustainability of the business model, the Board has committed in excess of $1.0 million to the replacement of the Group's existing lending platform.

This is expected to not only improve efficiency and risk mitigation, but provide an increased level of operational visibility using greatly improved analytics and reporting functions.

Mr Templeton said Ask had also just launched a major broad-based sales and marketing campaign.

"The aim of the campaign, which is being rolled out in several stages, is to substantially increase the size of our personal injury loan book through the promotion of a new sub-brand, *Injury Loan*," he said.

"Demand for our personal injury claim product and outlay disbursement funding for key legal firms and their clients remain constant while repayment of these type of loans relies on the achievement of legal settlements, unaffected by the economic downturn," he said.

Ask currently has $12 million in un-drawn loan funds under the current facility to meet ongoing client demand as well as holding a further $1 million in cash reserves at any one time.

The Company recently reviewed the Federal Government's proposed new National Consumer Credit Protection Bill 2009 which was released for public comment in April this year and anticipates minimal, if any, impact on the business.

ABOUT ASK FUNDING
Ask Funding Limited (formerly Impact Capital Limited) was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding; and
- Outlay disbursement funding for key legal firms and their clients.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

Media
Richard Owen
Associate, Three Plus
+61 (0) 35035700
+71 (0) 412 869 937
Email: Richard@threeplus.com.au

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ASK FUNDING LIMITED
ABN	22 094 503 385

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	LAWRENCE JAMES LITZOW
Date of last notice	30 August 2007
Date that director ceased to be director	21 August 2009

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
	Ordinary fully paid shares
Weir River Consulting Pty Ltd (shareholder)	1,600,000
Dominion Credit Pty Ltd (shareholder)	880,000 2,480,000

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

ASX / MEDIA RELEASE **21 August 2009**

Introduction of Dividend Reinvestment Plan

The Board of Directors of Ask Funding Limited (ASX:AKF) is pleased to announce the implementation of a dividend reinvestment plan (DRP) for shareholders. A copy of the Plan Rules is **attached** and is available on the Company's website (www.askfunding.com.au).

The DRP will enable shareholders to reinvest their dividend in Ask Funding Limited shares and is available for the 2009 final dividend.

The Issue Price will be determined by calculating the volume weighted average price for the five trading days commencing two trading days subsequent to the dividend record date.

The relevant documentation in respect of the DRP and dividend elections will be mailed to shareholders in September 2009.

ABOUT ASK FUNDING

Ask Funding Limited (formerly Impact Capital Limited) was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding; and
- Outlay disbursement funding for key legal firms and their clients.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

money when it matters

ASK FUNDING LIMITED

(ACN 094 503 385)

DIVIDEND REINVESTMENT PLAN RULES

DATED 31 July 2009

Ask Funding Limited
Dividend Reinvestment Plan Rules
Contents

Ask Funding Limited

Dividend Reinvestment Plan Rules

1 The Plan

The Plan and these Rules will commence operation on such date as the Directors determine.

2 Eligibility and participation in the Plan

2.1 Eligible Shareholders

Only Eligible Shareholders may participate in the Plan.

2.2 No transfer

Participation in the Plan is optional and not transferable.

2.3 DRP Election Form

To apply to participate in the Plan, Eligible Shareholders must complete, sign and lodge a DRP Election Form with the Share Registry.

The Company may also allow Eligible Shareholders to lodge DRP Election Forms electronically, either through the Company's website or that of an authorised third party. The availability (if any) of such a facility will be referred to on the Company's website and announced to ASX. Any DRP Election Forms so lodged must comply with the applicable terms and conditions of the facility.

2.4 Joint holders

All joint holders of Shares must sign a single DRP Election Form for it to be valid. If one or more of the joint holders of the Shares is not an Eligible Shareholder, none of the joint holders can apply to participate in the Plan with respect to the Shares jointly held.

2.5 Multiple shareholding accounts

If an Eligible Shareholder has more than one holding of Shares and wishes to participate in the DRP with respect to one or more such holding, a DRP Election Form must be lodged with respect to each separate shareholding.

3 Degree of participation

3.1 Participation

An Eligible Shareholder who wishes to participate in the Plan must elect on the DRP Election Form the degree to which the shareholder wishes to participate in the Plan. Participation in the Plan may be:

(a) full participation - for all the Participant's shareholding from time to time; or

(b) partial participation - for a specific number of Shares nominated by the Participant together with the Shares issued under the Plan and any bonus shares issued in respect of Plan Shares. If at the record date for a Dividend, the number of Shares held by the Participant is fewer than the nominated number, then the Plan will apply only to that lesser number for that Dividend.

3.2 Limited participation

Despite Rule 3.1, the Directors may at any time by written notice to Eligible Shareholders limit participation in the Plan by limiting the amount of Dividend which may be reinvested under the Plan.

3.3 Application taken to be for full participation

A DRP Election Form received by the Company is taken to be an application for full participation in the Plan for all shareholding accounts of the Eligible Shareholder if the Eligible Shareholder does not clearly indicate:

(a) the shareholding account to which the election form applies; or

(b) the degree of participation in the Plan.

An Eligible Shareholder is not entitled to notice under this Rule 3.3.

4 Acceptance of applications

4.1 Director's discretion

The Directors may in their absolute discretion accept or refuse any DRP Election Form, without being bound to give any reason for doing so.

4.2 Rejection of DRP Election Form

If the Directors refuse to accept a DRP Election Form, the Company must notify the Eligible Shareholder as soon as practicable that the DRP Election Form has been rejected.

4.3 Effectiveness of DRP Election Form

Subject to Rule 4.1, an Eligible Shareholder's participation in the Plan will commence from the first Dividend payment after receipt of the DRP Election Form, provided it is received before the record date for that Dividend, and will continue until:

(a) it is superseded by a later Notice of Variation;

(b) termination of the Participant's participation in the Plan; or

(c) the Plan is suspended or terminated.

4.4 Record of DRP Participation

The Company will record for each shareholding account of each Participant particulars of:

(a) the name and address of the Participant; and

(b) the number of Plan Shares held by the Participant from time to time.

The Company's records will be conclusive evidence of the matters so recorded.

4.5 Significance of applying

By applying to participate in the Plan in accordance with Rule 2, an applicant:

(a) warrants to the Directors that it is an Eligible Shareholder;

(b) authorises the Directors (and their officers or agents) to correct any error in, or omission from, the applicant's DRP Election Form or any later Notice of Variation;

(c) acknowledges that the Company may at any time irrevocably determine that the applicant's DRP Election Form is valid, in accordance with these Rules, even if the DRP Election Form is incomplete, contains errors or is otherwise defective;

(d) acknowledges that the Directors may reject any DRP Election Form;

(e) acknowledges the discount (if any) applicable under Rule 5.4 may be different from one Dividend to the next; and

(f) acknowledges that none of the Directors, the Company or the Share Registry has provided the applicant with investment advice or financial product advice and that none of the above has any obligation to provide such advice concerning its decision to apply to participate in the Plan.

5 Reinvestment of Dividends

5.1 Reinvestment

Dividends on Plan Shares will be applied by the Company on the Participant's behalf in acquiring Shares. Any Dividends on Plan Shares which the Company is entitled to retain under its Constitution or otherwise will not be available for acquiring Shares.

Any portion of a Participant's Dividends on Plan Shares:

(a) which is deductible by the Company as withholding tax; or

(b) which the Company is entitled or required to withhold or deduct for any reason from the Dividend payable to that Participant,

will not be applied to acquire Plan Shares.

5.2 Plan accounts

The Directors will establish and maintain a Plan account for each shareholding account of each Participant. At the time of each Dividend payment, the Directors will:

(a) determine the Dividend payable in respect of the Plan Shares which may be reinvested under the Plan (before any deduction referred to in (b) below);

(b) determine (where applicable) the amount to be withheld or deducted under Rule 5.1, and any other sum the Company is entitled to retain in respect of the Plan Shares;

(c) credit the amount in (a) above and debit any amount in (b) above to the Participant's Plan account;

(d) determine the maximum whole number of Shares which can be acquired under these Rules by dividing the amount in the Participant's Plan account by the Issue Price and rounding to the nearest whole Share with 0.5 of a Share rounded down; and

(e) on behalf of and in the name of the Participant, subscribe for the number of Shares determined under (d) above and debit the aggregate Issue Price for those Shares against the balance in the Participant's Plan account.

5.3 Entitlement formula

The number of Shares issued to each Participant will be the whole number equal to, or when not a whole number, be rounded to the nearest whole Share with 0.5 of a Share rounded down.

The number of Shares will be calculated in accordance with the following formula:

$$\frac{D - T}{I}$$

where:

D is the Dividend payable on the Participant's Plan Shares as at the record date for that Dividend which may be reinvested under the Plan;

T is any withholding tax or other sum the Company is entitled to deduct or retain in relation to the Dividend or the Plan Shares; and

I is the Issue Price.

Shares will not be issued under the Plan if the issue of such Shares would breach any provision of any applicable law.

5.4 No discount unless otherwise determined

No discount will apply for the purposes of calculating the Issue Price unless the Directors determine otherwise. If the Directors resolve from time to time to apply a discount for the purposes of calculating the Issue Price, the discount must not exceed a percentage amount determined by the Directors from time to time.

Any discount determined by the Directors in respect of the Plan for a particular Dividend may differ from any discount determined by the Directors in respect of the Plan for any other Dividend.

The discount allocated for a particular Dividend:

(a) may be nil; and

(b) may be varied by announcement on the Company's website and to ASX at any time, but any variation will not apply to Dividends already announced.

5.5 Statements

As soon as practicable after each issue of Shares under the Plan, the Company will send to each Participant, for each shareholding account, a statement setting out:

(a) the number of the Participant's Plan Shares on the record date for the relevant Dividend;

(b) the Dividend payable in respect of that Participant's Plan Shares which has been applied towards acquiring additional Shares;

(c) if applicable, the amount of any withholding tax or other amount under Rule 5.2(b) which has been deducted or retained from the Dividend payment on the Participant's Plan Shares;

(d) the number, issue price and issue date of additional Shares allotted to that Participant under the Plan; and

(e) the number of Shares (including Plan Shares) in respect of which that Participant is the registered holder after the allotment.

5.6 Equal ranking

All Shares issued under the Plan will from the date of issue rank equally in all respects with existing Shares.

5.7 Allotment and despatch of statements

Shares to be issued under the Plan will be issued within the time required by the ASX and shareholder statements for the Shares will be despatched as soon as practicable after issue if so required by the Constitution.

5.8 Quotation on ASX

The Company will make application promptly after any issue of Shares under the Plan for quotation of those Shares on ASX, if other Shares of the Company are quoted at that time.

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6 Variation or termination of participation

6.1 Notice of Variation

By lodging with the Company a Notice of Variation, a Participant may:

(a) increase or decrease the number of its Plan Shares; or

(b) terminate its participation in the Plan.

A Notice of Variation must be lodged for each shareholding account. To be effective for a future Dividend, the Notice of Variation must be received by the Company before the record date for that Dividend.

6.2 Participation taken to be terminated

If a Participant disposes of all the Participant's Shares without giving the Company a Notice of Variation and is not registered as a holder of any Shares at the record date for payment of a Dividend, the Participant is taken to have terminated participation on the last date when the Company registered a transfer of the Participant's Shares.

6.3 Part disposal and no notice

When a Participant disposes of part of the holding of Shares of that Participant, and does not notify the Company otherwise, the Shares disposed of, to the extent possible, will be taken to be:

(a) first, Shares which are not Plan Shares; and

(b) secondly, Plan Shares.

6.4 Termination on death or bankruptcy

If a Participant dies, participation in the Plan terminates upon receipt by the Directors of written notice of the death. If a Participant is declared bankrupt or is wound-up, participation in the Plan terminates upon receipt by the Directors of a notification of bankruptcy or winding-up from the Participant or the Participant's trustee in bankruptcy or liquidator, as the case may be. The death, bankruptcy or winding up of one or more joint holders does not automatically terminate participation provided the remaining holder or all remaining joint holders are Eligible Shareholders.

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7 Modification, suspension and termination of the Plan

7.1 Directors may act

The Plan may be:

(a) modified (including by variation of the Rules);

(b) suspended;

(c) recommenced; or

(d) terminated by the Directors at any time.

7.2 Modification

If the Plan or Rules are modified, a Participant continues to participate under the Plan unless the Participant terminates its participation in the Plan by submitting a Notice of Variation in accordance with Rule 6.1 or is taken to have terminated its participation under Rule 6.2 or Rule 6.4.

7.3 Suspension

If the Plan is suspended, Participants' elections as to participation in the Plan cease to be effective and all Shares are taken not to be Plan Shares for the purpose of any Dividend declared while the Plan is suspended.

7.4 No Dividends during suspension

While the Plan is suspended, Dividends on Plan Shares will not be applied by the Directors on the Participant's behalf in acquiring Shares.

7.5 Recommencement

If the Plan is recommenced following a suspension for:

(a) less than two consecutive Dividend payment dates, the Participant's previously suspended DRP Election Form will be reinstated and be valid and effective in accordance with these Rules for the purposes of the recommenced Plan, unless determined otherwise by the Directors and notified to Participants in accordance with Rule 7.6; or

(b) two or more consecutive Dividend payment dates, each Participant who wishes to participate in the recommenced Plan must complete and submit a new DRP Election Form, in accordance with Rule 2.3.

7.6 Notice

Unless otherwise determined by the Directors, the Company will give notice of any:

(a) **termination of the Plan** to Participants at least one month before the effective date of the termination;

(b) **variation of the Plan or Rules** (other than simply an exercise of a discretion, authority or power under these Rules) to Eligible Shareholders at least one month before the effective date of the variation; and

(c) **suspension or recommencement of the Plan** to Participants as soon as reasonably practicable before or after the effective date of the suspension or recommencement.

Notice may be provided in any manner (including, but not limited to, by public announcement, advertisements in any newspapers circulating generally in Australia, notice on the Company's website, announcement to ASX or mailed written notices) which the Directors consider appropriate to bring the termination, variation, suspension or recommencement to the notice of the Participants or Eligible Shareholders, as the case may be, having regard to the nature of the event for which notice is being given.

7.7 No liability

Any variation, suspension, recommencement or termination of the Plan will not give rise to any liability on the part of, or right of action against, the Company or its Directors, officers, employees, representatives or agents.

7.8 Omission or non-receipt of notice

The accidental omission to give notice of variation, suspension or termination to any Participant or the non-receipt of any notice by any Participant will not invalidate the variation, suspension or termination of the Plan.

8 Administration of the Plan

This Plan will be administered by the Directors who have the power to:

(a) determine procedures for administration of the Plan consistent with the Rules;

(b) settle in such manner as they think expedient any difficulties, anomalies or disputes which may arise in connection with, or by reason of, the operation of the Plan, whether generally or in relation to any Participant or any Shares and the determination of the Directors is to be conclusive and binding on all Participants and other persons to whom the determination relates;

(c) arrange for the Plan to be fully or partially underwritten in respect of any dividends; and

(c) delegate to any one or more persons, for such period and on such conditions as they may determine, the exercise of any of their powers or discretions arising under the Plan.

Notwithstanding anything else in these Rules, this Plan must be administered in accordance with the Listing Rules and the Constitution.

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9 Participants to be bound

Participants are at all times bound by the Rules.

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10 Costs to Participants

No brokerage, commission or other transaction costs will be payable by Participants in respect of Shares issued under the Plan. However the Company does not assume liability for any taxes or other imposts assessed against or imposed on a Participant.

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11 Governing law

These Rules will be governed by and construed in accordance with the laws of Queensland.

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12 Additional information

A copy of the Company's most recent annual report and financial statements is available to every Eligible Shareholder free of charge by:

(a) downloading the documents from the Company's website (**www.askfunding.com.au**); or

(b) downloading the documents from the ASX website (**www.asx.com.au**) (the Company's ASX code is "AKF"); or

(c) on request by contacting the Share Registry (**www.computershare.com.au**).

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13 Interpretation

13.1 Definitions

The following words have these meanings in these Rules, unless the contrary intention appears:

ASX means ASX Limited (ABN 98 008 624 691), the Australian Securities Exchange or the Australian Stock Exchange as appropriate.

Board means the board of Directors of the Company from time to time.

Company means Ask Funding Limited (ACN 094 503 385).

Constitution means the constitution of the Company as amended from time to time.

Directors means the directors of the Company acting as a board or any duly appointed committee of the Board.

Dividend means a cash dividend or cash component of a dividend paid by the Company.

DRP Election Form means the application to participate in the Plan in respect of a particular shareholding account in the form that the Directors from time to time approve.

Eligible Shareholder means a person registered as the holder of Shares other than:

(a) a person with a registered address in any place where, in the reasonable opinion of the Directors, participation or the making of an offer or invitation to participate in the Plan is unlawful or would require compliance with conditions which the Directors in their sole discretion regard as unacceptable or unduly onerous; or

(b) a person whose participation in the Plan would otherwise, in the reasonable opinion of the Directors, be unlawful, impractical, impossible or would have an adverse effect on the regulatory approvals or licences which the Company holds or for which it intends to apply.

Issue Price means, in respect of any issue of Shares under the Plan, the arithmetic average of the daily volume weighted average market price (rounded to the nearest cent) of all Shares sold through a Normal Trade

on the ASX automated trading system during a period of not more than 10 trading days, as determined by the Board from time to time, commencing two trading days after the record date, or any other date as determined by the Board, in respect of the relevant Dividend, less a discount, if any, as determined by the Directors under Rule 5.4.

The weighted average market price referred to above will be calculated by the Board or another suitable person nominated by the Board, by reference to information the Board approves for the purpose from time to time. The determination by the Board of the price will be binding on all Participants.

Listing Rules means the Listing Rules of ASX.

Normal Trade means all trades excluding special trades such as special crossings, overseas trades, option exercise trades and any other trade determined by the Board in its complete discretion to not be reflective of normal trading in Shares.

Notice of Variation means a notice in the form that the Directors from time to time approve for a Participant to increase or decrease the number of the Participant's Plan Shares.

Participant means an Eligible Shareholder whose application to participate in the Plan in respect of a particular shareholding account has been accepted by the Directors.

Plan means the Ask Funding Limited Dividend Reinvestment Plan, the terms of which are set out in these Rules.

Plan Shares means the Shares in a particular shareholding account which are designated by a Participant as Shares the Dividend on which is to be applied in subscribing for Shares under the Plan.

Rules means the rules of the Plan as varied from time to time.

Shares means fully paid ordinary shares in the Company, and any other shares issued by the Company that the Directors decide are eligible for participation in the Plan.

Share Registry means the share registry that maintains the Share register of the Company from time to time.

13.2 Reference to certain general terms

Unless the contrary intention appears, a reference in these Rules to:

(a) **(person)** the word "person" includes a corporation; and

(b) **(singular includes plural)** the singular includes the plural and vice versa.

FUNDING
money when it matters

SEC Mail Processing
Section

SEP 11 2009

Washington, DC
110

RECEIVED

2009 SEP 30 A 7:19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For personal use only

ASX / MEDIA RELEASE

5 August 2009

BOARD CHANGES SUPPORT SUCCESSION AND RENEWAL PLAN

NICHE lender Ask Funding Limited (ASX Code: AKF) advises that Mr Lawrie Litzow has tendered his resignation as a Director, effective from midnight on August 21, 2009, for personal reasons.

As part of a process of Board succession planning and renewal Chairman Mr Ken Rich said the Company had appointed highly credentialed advertising and marketing executive Mr Gavin Partridge to the Board as his replacement, effective from September 1, 2009.

Mr Rich thanked Mr Litzow, a founding director and major shareholder, for his significant contribution toward the Company's establishment, public listing and success to date.

"Importantly Mr Litzow, who owns approximately 2.5 million shares in Ask Funding, has also advised the Board that he remains very satisfied with the way the Company is being managed and at the present time has no intention of divesting any of his shares," he said.

Significantly, Mr Partridge's appointment follows the launch this month of a major, broad-based, sales and marketing campaign using a variety of distribution channels and media.

"The aim of the campaign is to substantially increase the size of our personal injury loan book and Gavin's background and experience will be an invaluable resource as we press forward with the rollout in several stages," Mr Rich said. "As part of the campaign, Ask Funding has also adopted a new sub-brand, *Injury Loan*, to help promote our key financial product more effectively within the market place."

Mr Partridge, a former managing director of marketing services for leading Australasian advertising agency The Communications Group from 2003 to 2005, now sits on a number of private company boards in a non-executive capacity and is the principal of The Company Whisperer consultancy.

Before joining The Communications Group, Mr Partridge served for two years as director of Asia Pacific operations for Bates Worldwide, having spent the previous three years as Chief Operating Officer and Managing Director (Sydney) for George Patterson Bates.

Mr Rich said as previously advised, the Company was also actively seeking another suitably skilled replacement for outgoing Non-Executive Director Mr John Laurie who had tendered his resignation effective at the Annual General Meeting to be held on November 19 this year.

Ask Funding will release its preliminary final result for the year to June 30, 2009 on 21 August.

P 1800 587 827
F 1300 727 390
PO Box 7111
Riverside Centre,
Brisbane Qld 4001

This product is issued by
Ask Funding Limited.
ABN 22 094 503 385

FUNDING
money when it matters

ABOUT ASK FUNDING

Ask Funding Limited (formerly Impact Capital Limited) was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding; and
- Outlay disbursement funding for key legal firms and their clients.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

Media
Richard Owen
Associate, Three Plus
+61 (0) 35035700
+61 (0) 412 869 937
Email: Richard@threeplus.com.au

P 1800 587 827
F 1300 727 390
PO Box 7111
Riverside Centre,
Brisbane Qld 4001
This product is issued by
Ask Funding Limited.
ABN 22 094 503 385

BRISBANE SYDNEY MELBOURNE PERTH AUCKLAND

1800justask.com.au

Ask Funding Limited

(Formerly Impact Capital Limited)

ABN 22 094 503 385

ASX Preliminary final report for the year ended 30 June 2009

Ask Funding Limited
For the year ended 30 June 2009
(Previous corresponding period: Year ended 30 June 2008)

Results for Announcement to the Market
30 June 2009

The reporting period is from 1 July 2008 to 30 June 2009 with the corresponding reporting period being from 1 July 2007 to 30 June 2008.

		%		$000's
Revenue from ordinary activities (net interest and fee income) *(Appendix 4E item 2.1)*	up	39 %	to	12,471
Profit / (loss) from ordinary activities before tax	up	59 %	to	4,994
Profit / (loss) from ordinary activities after tax attributable to members *(Appendix 4E item 2.2)*	up	84 %	to	3,545
Net profit / (loss) for the period attributable to members *(Appendix 4E item 2.3)*	up	84 %	to	3,545

Dividends / distributions *(Appendix 4E item 2.4)*	**2009 (cents)**	2008 (cents)
Final dividend (declared but not paid or provided)	1.3	NIL
Interim dividend	NIL	NIL

Key Ratios	**2009 (cents)**	2008 (cents)
Basic and diluted earnings per share *(Appendix 4E item 4.1)*	**5.4**	3.0
Net tangible assets per share *(Appendix 4E item 9)*	**35.3**	30.4

Record date for determining entitlements to dividend: 12 October 2009

Brief explanation necessary to enable the figures above to be understood is as follows:
(Appendix 4E item 2.6)

Explanation of Revenue
Consolidated revenue, representing net interest and fee income was up 39.0 percent to $12.5 million from $9.0 million previously, reflecting both an increased margin and an increase in the average gross loan book to $65.7 million compared to $52.0 million in the prior year.

The increased margin represents both an increase in the average effective interest rate on loans and advances and a decrease in funding costs associated with a reduction in the average base funding rate (BBSW) to 520 basis points compared to 925 basis points in the prior year.

Results for Announcement to the Market
30 June 2009
(continued)

Explanation of Profit/(loss) from ordinary activities before tax
The Group's operations have performed well in light of the difficult economic conditions that prevailed for the majority of the financial year resulting in an operating profit before tax of $5.0 million which represents a 25 percent increase when compared with the prior year operating profit before tax and loss of sale of UK investment of $4.0 million.

The increased profit has been achieved despite a significant increase in the provisioning for impaired loans to $2.2 million from $0.3 million in the prior year reflecting the deterioration in the economy, the resultant drop in asset values, corresponding increase in bankruptcies and spike in unemployment rates.

Additionally loan recovery costs of $0.4 million have been incurred (2008: nil) which represent additional resources deployed in the course of loan recovery actions and other costs incurred to enhance the Group's security position, the benefit of which is expected to be more completely reflected in future reporting periods.

Other expenses increased by 6.2 percent to $4.9 million with the increase is attributable to marketing costs of $0.6 million (2008: $0.4 million), IT systems development costs of $0.1 million (2008: nil) and costs of outsourcing inbound calls of $0.1 million, all of which are considered to be strategic investments to ensure scalability of operations and sustainability of profits.

Explanation of Net Profit/(loss) attributable to members
For the year ended 30 June 2009 the consolidated net profit attributable to members was $3.5 million which represents a significant increase of 84 percent from the prior year profit after tax of $1.9 million.

The prior year profit included a loss on the sale of the remainder of the Company's passive investment in Impact Holdings (UK) Plc of $0.81 million. No non-operating profits or losses are attributable to the current year profit.

Dividend
As a result of the significant increase in profitability, the directors have recommended the payment of a final dividend from current year profits of 1.3 cents per share fully franked. The dividend will be paid on 19 November 2009 with a record date of 12 October 2009.

A Dividend Reinvestment Plan has been introduced and will apply to this dividend.

Annual General Meeting
The Annual General Meeting of the Company will be held at the offices of HopgoodGanim Lawyers, Level 7, Waterfront Place, 1 Eagle Street, Brisbane on Thursday 19 November 2009 at 11.00am.

Audit status *(Appendix 4E item 15)*
This Appendix 4E and the attached financial statements have been audited.